Exhibit 99.1

AMENDMENT AGREEMENT

dated

16 November 2020

by

AETERNA ZENTARIS GMBH

(“AZ”) and

NOVO NORDISK BIOPHARM LIMITED

(“NNBL”)

Table of contents

1.	Definitions and interpretation	4
2.	Transfer of Joint Ownership Interest and Grant of Rights	15
3.	Governance	17
4.	Development	20
5.	Supply	25
6.	Commercialization	26
7.	Financial.	30
8.	Trademarks	34
9.	Intellectual Property (except Trademarks)	35
10.	Confidentiality	37
11.	Representations, Warranties and Covenants	39
12.	Indemnity and insurance cover	43
13.	Duration and termination of the agreement	46
14.	Assignment/Succession	51
15.	Governing law and disputes	52
16.	Miscellaneous	52

Schedule 1

AZ Patent rights

Schedule 2

Development Plan

Schedule 3

PCT Budget (currently awaiting finalization at JSC)

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Amendment Agreement

This Amendment Agreement is dated 16 November 2020
(“Effective Date”)

between

AEterna Zentaris GmbH

A cooperation incorporated under the laws of Germany, (“AZ”)

with its principal place of business at

Weismüllerstrasse 50,

60314 Frankfurt am Main Germany;

and

Novo Nordisk Biopharm Limited

a corporation incorporated under the laws of Ireland, (“NNBL”)

with its registered address at

Riverside One, Sir John Rogerson’s Quay,

Dublin 2, D02 X576.

AZ and NNBL sometimes being referred to in this Agreement as a “Party” or together the “Parties”.

Recitals

1.	Strongbridge Ireland Limited and AZ entered into a License and Assignment Agreement, dated as of January 16, 2018 (“Original Agreement” and the January 16, 2018 effective date of the Original Agreement is the “Original Agreement Effective Date”) and Novo Nordisk Health Care AG, the parent company of NNBL, acquired the shares of Strongbridge in December 2018 and subsequently changed the name of Strongbridge Ireland Limited to Novo Nordisk Biopharm Limited.

2.	NNBL and AZ desire to partly amend the Original Agreement on the terms and conditions herein, to, among others (i) reflect the updated supply agreement between the Parties relating to the supply of the API Macimorelin acetate, (ii) grant NNBL a joint ownership interest in the AZ Patent Rights and AZ Trademarks (both as defined below) (iii) amend responsibility between the Parties for the paediatric clinical trial for the Paediatric Indication, (iv) make a payment to AZ and (v) modify the future payment obligations.

3.	Any rights and obligations set forth in the Original Agreement that are not explicitly modified by this Agreement shall remain valid and continue to be in force.

4.	AZ owns or has the exclusive right to certain technology, intellectual property rights, regulatory files and confidential and/or proprietary information relating to the Product (as defined below).

5.	AZ has assigned the ownership of the Product Registrations under the Original Agreement (as defined above) and is now interested in granting a joint ownership interest under the AZ Patent Rights and the AZ Trademarks to NNBL to carry out development, manufacturing, registration and commercialization of the Product in the Territory (as defined below).

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6.	NNBL, together with its Affiliates (as defined below), are engaged in the development, manufacturing and commercialization of pharmaceutical products in the Territory and possess the resources, skills and experience there necessary to perform their obligations under this Agreement.

The Parties now agree as follows:

1	Definitions and interpretation

As of the Effective Date, Section 1 of the Original Agreement shall be amended and replaced by the following definitions:

“Adult Indication” means assessing GHD in adults.

“Affiliates” means an entity that has a relationship directly or indirectly with another entity such that either entity is Controlled by, Controlling, has the power to Control, or under common Control with the other entity, or a third party Controls, or has the power to Control, both of the entities, where “Control” means possession, directly or indirectly, of the power to direct or cause the direction of the activities, management and policies of the relevant entity and in the case of a corporate entity shall include but not be limited to the holding of more than fifty percent (50%) of the share capital of the entity or the equivalent power or authority to elect more than fifty percent (50%) of the board of directors of such entity or the equivalent management body. The Parties acknowledge that in the case of certain entities organized under the Laws of certain countries outside of the EU, the maximum percentage ownership permitted by Law for a foreign investor may be less than fifty percent (50%), and that in such case such lower percentage shall be substituted in the preceding sentence, provided that such foreign investor has the power to direct the management and policies of such entity.

“Agreement” means this Amendment Agreement together with its attached Schedules.

“Anti-Bribery Law” means the US Foreign Corrupt Practices Act, UK Bribery Act 2010 and any other applicable Law, rule, regulation, or other legally binding measure of any jurisdiction that relates to bribery, corruption, or, for purposes of U.S. Law, transfers of value to licensed healthcare providers.

“API” means the active pharmaceutical ingredient macimorelin acetate, and any metabolite, salt, ester, hydrate, solvate, isomer, enantiomer, free acid form, free base form, crystalline form, co-crystalline form, amorphous form, pro-drug, racemate, polymorph, chelate, stereoisomer, tautomer, or optically active form of any of the foregoing.

“AZ IPR Package” means the intellectual property and other rights Controlled by AZ or its Affiliates relating to the Product (with the exception of AZ Materials, Controlled at any time during the Term) including but not limited to:

a)	Know How

b)	Dossiers; and

c)	the Commercial Information in relation to the Territory.

“AZ Patent Rights” means the Patent Rights set out in Schedule 1 as well as those Patent Rights Controlled by AZ at any time during the Term of this Agreement in the countries of the Territory containing claims covering the existing product Macrilen™ 60 mg granules for oral solution for the Existing Indications.

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“AZ Trademark” means the Macrilen trademark registered in the Territory and any accompanying logos, trade names, trade dress and/or other indicia relating to the Product Controlled by AZ.

“Bankruptcy Event” means, with respect to either Party:

a)	a notice having been issued to convene any meeting for the purpose of passing a resolution or seeking a petition to wind up or liquidate that Party, or to seek bankruptcy or official administration, or such a resolution having been passed or such a petition having been issued, including a petition under title 11 of the United States Code or any similar statute, Law or regulation (except in relation to a solvent reconstruction or reorganization of that Party);

b)	an involuntary petition in an insolvency proceeding or any proceeding seeking reorganization, arrangement composition, readjustment, liquidation or similar relief under any statute, Law or regulation, is filed against a Party and is not dismissed or stayed within ninety (90) days of the filing thereof or that Party admits or accepts;

c)	a trustee in bankruptcy, receiver, administrative receiver, receiver and manager, court appointed receiver, interim receiver, custodian, sequestrator or similar officer is appointed in respect of that Party or over any part of that Party’s assets or any third party takes steps to appoint such an officer in respect of that Party and is not dismissed, vacated or stayed within ninety (90) days of the appointment thereof and if stayed, is not dismissed or vacated within ninety (90) days of the such stay;

d)	a Party takes any step, (including starting negotiations), with a view to readjustment, rescheduling or deferral of any part of that Party’s indebtedness including a moratorium with creditors, or proposes or makes any general assignment, composition or arrangement with or for the benefit of all or some of that Party’s creditors or makes or suspends or threatens to suspend making payments to all or some of that Party’s creditors or the Party submits to any type of voluntary arrangement with creditors; or

e)	a Party takes any step, (including starting negotiations), to file a petition or answer seeking for that Party any reorganization, arrangement, composition, conservatorship, winding up, readjustment, liquidation or similar relief under any statute, Law or regulation.

“Business Day” means between 9.00 am and 5.00 pm local time on a day other than a Saturday, Sunday, bank or other public holiday in Germany or any State in the USA.

“Calendar Quarter” means each period of three months ending on 31 March, 30 June, 30 September or 31 December.

“Calendar Year” means each successive period of twelve calendar (12) months commencing on 1 January.

“Children” means persons 18 years of age or younger including neonates, infants and adolescents.

“Clinical Trial” means the administration of the Product to humans for purposes of generating data on characteristics of the Product including, without limitation, any study carried out in order to obtain or maintain a Regulatory Approval in any country of the Territory.

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“CMO” means a Person that conducts contract manufacture on behalf of another Person.

“Commercial Information” means information which is Controlled and relates to the pricing, reimbursement, marketing, promotion and selling of the Product including but not limited to (i) commercialization plans; and (ii) pharmaco-economic studies justifying pricing; and (iii) analysis of competitive products and environment including market research reports; and (iv) product positioning strategies and promotional strategies (including Promotional Materials); and (v) Pricing Approval; and (vi) virtual product approaches and techniques via web page; and (vii) medical education strategies; and (viii) analysis of market sales and prescription data;.

“Commercialize” or “Commercialization” means any and all activities directed to commercialization, including marketing, promoting, detailing, importing, distributing, warehousing, offering for sale, having sold and/or selling a pharmaceutical product, including market research, pre-launch marketing and educational activities, and sampling.

“Commercially Reasonable Efforts” means, in respect of a Party, efforts and resources commonly used by a pharmaceutical company of a similar size to that Party, based on market capitalization, to Commercialize (or where the phrase ‘Commercially Reasonable Efforts’ is used in this Agreement in a context other than relating to Commercialization, to perform such other act as the operative language of this Agreement states) a product owned by such a company or to which it has rights, which product is at a similar stage in its development or product life and is of similar market potential to the Product, in each case taking into account issues of safety and efficacy, product profile, the proprietary position, the then-current competitive environment for such product and the likely timing of such product’s entry into the market, the regulatory environment and status of such product, and other relevant scientific, technical and commercial factors, in each case as measured by the facts and circumstances at the time such efforts are due and in relation to the country or countries to which such efforts pertain.

“Confidential Information” means, subject to the relevant carve-outs set forth in Section 11:

a)	the terms and conditions of this Agreement, for which each Party will be considered a Disclosing Party and a Recipient Party;

b)	the Dossier, Know How and Commercial Information within AZ IPR Package for which AZ will be considered the Disclosing Party and NNBL shall be the Recipient Party;

c)	information within NNBL IPR Package in relation to which NNBL will be considered the Disclosing Party and AZ the Recipient Party; and

d)	any other non-public information, whether or not patentable, disclosed or provided by one Party to the other Party in connection with this Agreement, including, without limitation, information regarding such Party’s strategy, business plans, objectives, research, technology, products, business affairs or finances including any non-public data relating to Commercialization of any product and other information of the type that is customarily considered to be confidential information by parties engaged in activities that are substantially similar to the activities being engaged in by the Parties under this Agreement, for which the Party making such disclosure will be considered the Disclosing Party and the receiver will be the Recipient Party.

“Control” (including variations such as “Controlled” and except as used in the definition of ‘Affiliates’) means with respect to any intellectual property or other rights, possession of the right, whether directly or indirectly, and whether by ownership, license or otherwise, to assign, or grant a license, sub-license or other right to or under, such intellectual property or other rights without violating the terms of any agreement or other arrangement with any Third Party.

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“Cost of Manufacture” means the amounts paid or payable by the relevant Party to the CMOs in respect of relevant Products or Materials supplied.

“CTD Format” means the format of a common technical document recommended by ICH or adopted by any Governmental Authority in the Territory responsible for marketing authorization or monitoring the marketing of the Product that are formatting requirements or methods for the submission of other or supplemental information or data to such Government Authority and as may be updated from time to time.

“CTM” shall mean Product in a form suitable for administration to humans in a Clinical Trial manufactured in accordance with the specifications and GMP and as required by any IND appropriately packaged and labelled.

“Development (and the corresponding verb “to Develop”) means all development and regulatory activities regarding the Product and the API in the Territory, including:

a)	carrying out the PCT or any other pediatric study required to obtain Regulatory Approval for the Product for the Pediatric Indication in any country in the Territory; and

b)	preparing, submitting, reviewing or developing data or information necessary for the purpose of submission to a Regulatory Authority to obtain or maintain and/or expand Regulatory Approval of the Product in the Territory including data management, statistical designs and studies, document preparation, and other related administrative costs.

“Development Costs” means the direct and indirect costs of the PCT as set forth in the PCT Budget.

“Development Plan” means the plan for carrying out the PCT attached in Schedule 2, as such plan may be amended in accordance with the terms of this Agreement.

“Disclosing Party” means the Party which discloses Confidential Information to the other Party.

“Documents” means analyses, books, CD-ROM, charts, comments, computations, designs, discs, diskettes, files, graphs, ledgers, notebooks, paper, photographs, plans, records, recordings, reports, research notes, tapes, web pages and websites, and any other graphic or written data or other media on which Know How is made available, communicated, or use whether permanently stored or available temporarily through other means, and advertising and Promotional Materials of any nature whatsoever including preparatory materials for the same.

“Dossier” means the information and data for the Product in a country in CTD Format (or otherwise) and as registered with a Regulatory Authority for the Regulatory Approval containing the administrative, safety, efficacy, quality, non-clinical and clinical data, chemistry and manufacturing control data and communications with the Regulatory Authority for the Product as it may change from time to time.

“EMA” means the European Medicines Agency.

“EU” means the countries of the European Union from time to time which are currently Austria, Belgium, Bulgaria, Cyprus, Czech Republic, Denmark, Estonia, Finland, France, Germany, Greece, Hungary, Ireland, Italy, Latvia, Lithuania, Luxembourg, Malta, Netherlands, Poland, Portugal, Romania, Slovakia, Slovenia, Spain, Sweden and includes the United Kingdom regardless of future treaty or common relationships with the other countries in the EU or Europe.

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“Europe” means that group of countries comprised of the EU plus (if they are not Member States) Iceland, Liechtenstein, Norway, Switzerland and UK.

“Existing Indications” means the Adult Indication and the Pediatric Indication.

“Exploitation Agreement” means the exploitation agreement between (i) Aeterna Zentaris GmbH (formerly Zentaris GmbH); (ii) The Centre National De La Recherche Scientifique; (iii) The University of Montpellier 1; and (iv) The University of Montpellier 2, entered into in 2005.

“FDA” means the U.S. Food and Drug Administration.

“Final Report” means the clinical study report including attachments, quality assurance, monitoring reports, and raw data that record the performance or information generated from a Clinical Trial, whether or not compliant with ICH E3 or conducted under GCP, and that includes such personal health information or personal identifying information as may be necessary to assure the quality and integrity of the report.

“First Commercial Sale Date” means the date of the first commercial sale in an arm’s length transaction to a Third Party of the Product for an Existing Indication in each country in the Territory by or on behalf of NNBL, an Affiliate or Licensee after obtaining Regulatory Approval and any Pricing Approvals for the Product necessary or desirable in such country. For clarity “First Commercial Sale Date” shall not be any date on which sale of Product for an Existing Indication occurs in the Territory for use on a compassionate use or named patient basis.

“GCP” means the then-current standards, practices and procedures for good clinical practices, including but not limited to those promulgated or endorsed by:

a)	the European Commission Directive 20/2001/EC relating to good clinical practice in clinical trials on medicinal products for human use;

b)	the ICH Harmonised Tripartite Guidelines for Good Clinical Practice (E6) and any other guidelines for good clinical practices for trials on medicinal products in the European Union;

c)	the FDA as set forth in the guidelines entitled “Guidance for Industry E6 Good Clinical Practice: Consolidated Guidance,” including related regulatory requirements imposed by the FDA and the provisions of 21 C.F.R. Part 312; and

d)	the equivalent applicable Law in any relevant country.

“Generic Product” means any pharmaceutical product other than Macrilen which (i) contains the API (ii) is developed and commercialized by a Third Party (not on behalf of NN) for the Existing Indications (iii) is approved for use or marketing in the Territory by a Regulatory Authority, and (iv) is being sold or used in the Territory.

“GHD” means growth hormone deficiency.

“GLP” means the then-current standards, practices and procedures for good laboratory practices, including but not limited to those promulgated or endorsed by:

a)	the European Commission Directives 2004/9/EC and 2004/10/EC relating to the application of the principles of good laboratory practices as well as “The rules governing medicinal products in the European Union,” Volume 3, Scientific guidelines for medicinal products for human use (ex - OECD principles of GLP);

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b)	the then-current standards, practices and procedures promulgated or endorsed by the FDA as defined in 21 C.F.R. Part 58; and

c)	the equivalent applicable Law in any relevant country.

“GMP” means the then-current standards, practices and procedures for good manufacturing practices, including but not limited to those promulgated or endorsed by:

a)	the European Commission Directives 2004/9/EC and 2004/10/EC relating to the application of the principles of good laboratory practices as well as “The rules governing medicinal products in the European Union,” Volume 3, Scientific guidelines for medicinal products for human use (ex - OECD principles of GLP);

b)	the then-current standards, practices and procedures promulgated or endorsed by the FDA as defined in 21 C.F.R. Part 58; and

c)	the equivalent applicable Law in any relevant country;

“Government Authority” shall have the same meaning as Regulatory Authority.

“ICH” means the International Council on Harmonisation of Technical Requirements for Registration of Pharmaceuticals for Human Use.

“IND” means an Investigational New Drug Application exemption or Clinical Trial Application filed with, acknowledged, or accepted by, Governmental Authorities prior to beginning clinical trials in humans in any country, or any comparable application to and acceptance by the Regulatory Authority of a country or group of countries prior to beginning clinical trials in humans in that country or in that group of countries.

“JSC” means the joint steering committee established under Section 3.1.

“Know How” means technical and other information which is not in the public domain, including information and data comprising or relating to (i) non-clinical data including pharmacological, toxicological and metabolic data and results of all non-clinical studies relevant to the product; and (ii) clinical safety and efficacy data including data analyses, study reports and information contained in protocols, filings or other submissions to and responses from ethical committees and Regulatory Authorities; and (iii) safety (pharmacovigilance) data; and (iv) production facilities and processes including any drug master file, specifications, techniques, manufacturing line procedures, chemistry and manufacturing control data, standard operating procedures quality assurance and quality control processes and techniques, and all other documentation retained to comply with GMP procedures; and (v) information relating to contract manufacturers and the manufacturing supply chain of the Product, including API, fill finish, primary and secondary packaging (items (iv) and (v) together being “Manufacturing Know How”). Know How includes (a) Documents containing Know How; and (b) includes and covers any legal rights including trade secrets, copyright, database or design rights protecting such Know How. The fact that an item is known to the public shall not be taken to preclude the possibility that a compilation including the item, and/or a development relating to the item, is not known to the public.

“Knowledge” means a Party’s and its Affiliates’ understanding in good faith as possessed in the case of AZ, by Klaus Paulini and Eckhard Günther and in the case of NNBL, by Conny Marquardt, of the relevant facts and information after performing a reasonable investigation with respect to such facts and information.

“Launch” means the initial transfer of the Product billed or invoiced by NNBL (or an Affiliate or Licensees) to a non-Licensee Third Party in the Territory following the Effective Date.

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“Law” or “Laws” means any federal, state, local, municipal, foreign, international, multinational, or other constitution, law, statute, treaty, rule, regulation, ordinance, code, binding case law or principle of common law, rule or regulation, promulgated or issued by an Governmental Authority, as well as any Judgments, decrees, injunctions or agreements of any entity in the course of dispute resolution that might have binding or precedential effect on the Parties, and also includes any industry standard, third party certification, any technical or scientific standard to which adherence is required by any Governmental Authority and any rules or policies of non-governmental accreditation, standards, certification, or oversight bodies and includes any obligations or responsibilities applicable to holders of Product Registrations including, without limitation, pharmacovigilance and required annual or expedited reporting needed to maintain such Product Registration.

“Legal Requirement” means any applicable Law of any Government Authority including any amendment, extension or replacement thereof which is from time to time in force.

“Losses” means any and all losses, damages, liabilities, costs and expenses (including, without limitation, reasonable attorneys’ fees and expenses). In calculating “Losses”, the duty to mitigate on the part of the Party suffering the Losses shall be taken into account.

“Manufacture” or “Manufacturing” means to make, have made, produce, manufacture, process, fill, finish, package, label, perform quality control testing, perform quality assurance, release procedures, ship or store a compound or product or any component thereof. When used as a noun, “Manufacture” or “Manufacturing” means any and all activities involved in Manufacturing a compound or product or any component thereof.

“Material” means any quantities of raw materials (including, without limitation, active pharmaceutical ingredients, drug substance, precursors, intermediates, drug product and excipients), labels, packaging materials, dedicated physical components, and dedicated equipment, reference standards or reagents, needed for the Manufacturing of the Product.

“NDA” means the new drug application filed with and approved by the FDA for the Product having NDA number 205598.

“NDA Product” means the Product that is the subject of the NDA. “Net Sales” means:

1.	the gross amount invoiced by NNBL, its Affiliates, its Licensees and Sub-licensees or Sub- distributors for sale of Products to third parties, less the following deductions relating to sales of the Products in each case as required by applicable GAAP:

1.1	normal and customary trade, cash and quantity discounts accrued or actually given, credits, price adjustments or allowances for damaged products, returns or rejections of products;

1.2	chargeback payments and rebates (or the equivalent thereof) for the Product granted to group purchasing organizations, managed health care organizations or to federal, state/provincial, local and other governments, including their agencies, or to trade customers;

1.3	reasonable and customary freight, shipping insurance and other transportation expenses directly related to the sale of the Product (if actually borne by NNBL, its Affiliates, or Sub-licensees without reimbursement from any Third Party);

1.4	required distribution commissions/fees payable to any Third Party providing distribution services to NNBL; and

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2.	sales, value-added, excise taxes, tariffs and duties, and other taxes and government charges directly related to the sale, to the extent that such items are included in the gross invoice price of the Product and actually borne by NNBL, its Affiliates, or Sub-licensees without reimbursement from any Third Party (but not including taxes assessed against the income derived from such sale).

For these purposes sale of Products shall include the Product as Developed by NNBL from time to time.

Nothing herein shall prevent NNBL or any of its Affiliates or Sub-licensees from making selling, distributing or invoicing Product at a discounted price for shipments to Third Parties in connection with clinical studies, sampling, compassionate sales, or an indigent program or similar bona fide arrangements in which such party agrees to forego a normal profit margin for good faith business reasons and notwithstanding anything herein to the contrary, to the extent such distribution is made without charge it shall not be deemed a sale for purposes of determining Net Sales. Sales or other commercial dispositions of Products (1) between NNBL and its Affiliates and/or its Sub-licensees (except where such Affiliates or Sub- licensees are an end user of the Product), or (2) provided to Third Parties without charge, in connection with research and development, Clinical Trials, compassionate use, humanitarian and charitable donations, or indigent programs or for use, in reasonable and customary quantities, as samples, shall in each case, be excluded from the computation of Net Sales, and no payments will be payable on such sales or such other commercial dispositions.

“New Indication” means an indication for the treatment of any disease or condition other than the Existing Indications.

“NNBL IPR Package” means the intellectual property and other rights at any time during the Term Controlled by NNBL or its Affiliates relating to the Product including but not limited to:

a)	NNBL Patent Rights;

b)	Know How;

c)	Dossiers;

d)	Commercial Information; and

e)	NNBL Trademark.

“NNBL Know-How” means the Know-How Controlled by NNBL at the date of termination of this Agreement solely to the extent related to the Product.

“NNBL Materials” means the Materials Controlled by NNBL at the date of termination of this Agreement that are necessary to Manufacture the Product.

“NNBL Patent Rights” means all Patent Rights generated or developed by or on behalf of NNBL and/or its Affiliates at any time during the Term of this Agreement containing claims covering the Product or the Manufacturing of the Product.

“NNBL Trademarks” means all Trademarks Controlled by NNBL relating solely to the Product, but excludes AZ Trademark.

“Pediatric Indication” means assessing GHD in Children.

“Patent Rights” means:

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a)	all national, regional and international patents and patent applications, including provisional patent applications; an

b)	all patent applications filed either from such patents, patent applications or provisional applications or from an application claiming priority from any of these, including divisionals, continuations, continuations-in-part, provisionals, converted provisionals, and continued prosecution applications; and

c)	any and all patents that have issued or in the future issue from the foregoing patent applications in paragraphs a) and b) above, including author certificates, inventor certificates, utility models, petty patents and design patents and certificates of invention; and

d)	any and all extensions or restorations by existing or future extension or restoration mechanisms, including revalidations, reissues, re-examinations and extensions (including any supplementary protection certificates and the like) of the foregoing patents or patent applications in paragraphs a) to c) above inclusive, and

e)	any similar rights, including so-called pipeline protection (where the subject matter previously disclosed was not previously patentable in a particular jurisdiction but subsequently becomes patentable subject matter in such jurisdiction), or any importation, revalidation, confirmation or introduction patent or registration patent or patent of additions to any such foregoing patent applications and patents.

“PCT” means the pediatric Clinical Trial to be conducted by AZ in accordance with the Development Plan for the Pediatric Indication.

“PCT Budget” means the budget attached hereto as Schedule 3, which budget relates to the pediatric clinical trial and sets out the direct and indirect costs of the pediatric clinical trial anticipated by AZ as at the Effective Date.

“PCT Status Report” means a periodic report provided by AZ to NNBL. The PCT Status Report is expected to be provided every two weeks with the option of changed frequency in mutual agreement between AZ and NNBL on clinical development level, to comply with the activity status of the PCT. First PCT Status Report is expected to be provided by AZ with the start of Clinical Trial Application (CTA) activities, and last PCT Status Report is expected to be provided with the confirmation of completeness of the ‘End of Trial Notification’ Procedure. The status report will contain updates including but not limited to the regulatory status (incl. expected approval dates per country), the recruitment rate overall and per trial site, overview on monitoring activities, patient status (incl. number of performed trial visits), status of quality assurance/control measures (incl. overview on protocol deviations and auditing activities), and safety status (adverse events). Report format and content details will have to be agreed between AZ and NNBL on a clinical development level and can be subject to change in the course of the trial, to ensure an appropriate level of information in dependence of recruitment rate and anticipated trial duration.

“Person” means an individual, sole proprietorship, partnership, limited partnership, limited liability partnership, corporation, limited liability company, business trust, joint stock company, trust, incorporated association, joint venture or similar entity or organization, including a government or political subdivision, department or agency of a government.

“PIP” means the pediatric investigation plan, pediatric study plan, and/or any other clinical or pharmacological data collection as submitted to and agreed by EMA (April 06 2020) and which will support authorization of Paediatric Indication in the EU.

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“PPSR” means a proposed pediatric study request as defined by US-FDA.

“Pricing Approval” means:

a)	such approval, agreement, determination or governmental decision establishing prices for the Product that can be charged and will be reimbursed by Government Authorities in countries in the Territory where Government Authorities or Government Authorities of such country approve or determine pricing for pharmaceutical products for reimbursement or otherwise; and

b)	a price established in a supply contract with a Government Authority following a tender process.

“Product” means any pharmaceutical product containing the API, including the product developed by AZ for the Existing Indications and approved by the FDA for marketing in the United States under the NDA.

“Product Registrations” means all applications (including any IND, and the NDA), orphan designations, new drug applications, abbreviated new drug applications, new drug submissions, and any comparable applications and submissions, together with any and all supplements or modifications or amendments thereto, whether existing, pending, withdrawn or in draft form, together with all correspondence to or from any Governmental or Regulatory Authority with respect thereto, prepared and submitted to any Governmental or Regulatory Authority in the Territory with respect to the Product including the NDA and any supplemental drug applications filed with and approved by the FDA or other Regulatory Authorities for the Product whether relating to the Pediatric Indication, a New Indication and/or other dosages of the Product.

“Promotional Materials” means all sales representative training materials and all written, printed, graphic, electronic, audio or video matter, including journal advertisements, sales visual aids, leave-behind items, reprints, direct mail, internet postings and sites and broadcast advertisements intended for use or used by or on behalf of NNBL or its Affiliates in connection with any promotion of a Product.

“Recipient Party” means the Party which receives Confidential Information from the other Party.

“Regulatory Approval” means any approval required from a Regulatory Authority to market and sell a pharmaceutical product in any country of the Territory including the NDA, but excluding any Pricing Approval required or commercially desirable.

“Regulatory Authority” means any supranational, national or local parliament, regional, state, county, city, town, village, municipal, district, commission, department or agency including FDA, EMA, or any competent authority in the EU, Europe or the United Kingdom or other country in which the Product holds marketing authorization, authority (including a listing authority in relation to a stock exchange), inspectorate, minister, ministry official, or other public or statutory Person (whether autonomous or not), multinational organization or any other body exercising, or entitled to exercise, any administrative, executive, judicial, legislative, police, regulatory or taxing authority or power of any nature over the Parties.

“Regulatory Submissions” means any submission by a Person to a Regulatory Authority in connection with the Product.

“Royalty Term” means Existing Indication by Existing Indication, and country by country of the Territory, the period that is from the First Commercial Sale Date until the later of either:

a)	the expiry of all Valid Claims of AZ Patent Rights in such country;

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b)	the expiration of any regulatory marketing exclusivity period or other statutory designation that provides similar exclusivity for the Commercialization of the Product in such country; and

c)	ten (10) full Calendar Years following such First Commercial Sale Date with respect to such Existing Indication (such that the First Commercial Sale Date shall be different with respect to the Adult Indication and that Pediatric Indication).

Where “expiry” in relation to a Valid Claim for purposes of royalty calculations means the cessation of a claim to meet the definition of Valid Claim.

“Licensee” means a Third Party to whom NNBL or its Affiliates grants a license in accordance with Section 2.

“Sub-Licensee” means a Third Party to whom NNBL or its Affiliates grant a sublicense in accordance with Section 2.

“Taxes” means all taxes of any kind, and all charges, fees, customs, levies, duties, imposts, required deposits or other assessments, including all federal, state, local or foreign net income, capital gains, gross income, gross receipt, property, franchise, sales, use, excise, withholding, payroll, employment, social security, workers’ compensation, unemployment, occupation, capital stock, ad valorem, value added, transfer, gains, windfall profits, net worth, asset, transaction, and other taxes, and any interest, penalties or additions to tax with respect thereto, imposed upon any individual or entity by any taxing authority or other governmental authority under the Laws of the applicable country in the Territory.

“Term” means the period commencing on the Effective Date and, unless earlier terminated in accordance with this Agreement, expiring country by country of the Territory at the end of the Royalty Term in such country.

“Territory” means the United States of America and Canada.

“Third Party” means a party other than either of the Parties or any of their respective Affiliates.

“Top Line Data” means with respect to a PCT a summary of demographic data, the data for the primary endpoint and key secondary endpoints as well as a summary of safety data, which are based on an unblinded, locked database. Top Line Data can comprise tables, listings and figures, which reflect in a reasonable and customary form the PCT results at the timepoint of database look prior to the availability of the final PCT report. The timepoint of availability of Top Line Data is expected to be mutually agreed between AZ and NNBL, to enable both parties to comply adequately with the responsibilities of publicly listed companies related to the publication of relevant new information.

“Trademarks” means registered trademarks and applications thereof, unregistered trade or service marks, get up, logos, trade dress and company names in each case with any and all associated goodwill and all rights or forms of protection of a similar or analogous nature including rights which protect goodwill.

“Valid Claim” means either:

a)	a claim of an issued and unexpired patent included within Patent Rights, which has not been held revoked, unenforceable or invalid by a decision of a court or other governmental agency of competent jurisdiction, unappealable or un-appealed within the time allowed for appeal, and which has not been admitted to be invalid or unenforceable through reissue or disclaimer or otherwise; or

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b)	a claim of a pending patent application included within Patent Rights which claim was filed and is being prosecuted in good faith and has not been abandoned or finally disallowed without the possibility of appeal or refiling of the application, provided that no more than seven (7) years have passed since the earliest priority date for such application.

“Year” means each complete Calendar Year following the First Commercial Sale Date.

In this Agreement:

a)	the table of contents and headings are inserted for ease of reference only and shall not affect the interpretation of any provision of this Agreement; all references to a particular Section, paragraph or Schedule shall be a reference to that Section, paragraph or Schedule, in or to this Agreement as it may be amended from time to time pursuant to this Agreement;

b)	words in one gender include any other gender, words importing individuals import companies and vice versa, words in the singular include the plural and vice versa, and words importing the whole shall be treated as including a reference to any part thereof;

c)	references to a company shall include any company, corporation or other body corporate wherever and however incorporated or established;

d)	reference to the words “include” or “including” (or any similar term) are not to be construed as implying any limitation and general words introduced by the word “other” (or any similar term) shall not be given a restrictive meaning by reason of the fact that they are preceded by words indicating a particular class of acts, matters or things;

e)	references to “writing” or “written” includes any method of reproducing words or text in a legible and non-transitory form and, for the avoidance of doubt, shall include text transmitted by e-mail;

f)	references to “indemnify” and to “indemnifying” any person against any Losses by reference to any matter includes indemnifying and keeping that person indemnified against all Losses from time to time made, suffered or incurred as a direct or indirect consequence of or which would not have arisen but for that matter;

g)	when calculating the period of time before which, within which or following which any act is to be done or step taken pursuant to this Agreement, the date that is the reference date in calculating that period shall be excluded. If the last day of that period is not a Business Day, the period in question shall end on the next Business Day; and

h)	reference to any statute or regulation includes any modification, amendment or re- enactment that statute or regulation.

2	Transfer of Joint Ownership Interest and Grant of rights

As of the Effective Date, Section 2 of the Original Agreement shall be amended and replaced by the following provisions:

2.1	AZ, subject to the terms of this Agreement, hereby grants to NNBL, and NNBL accepts (a) a joint ownership interest in the AZ Patent Rights and AZ Trademarks (“Joint Ownership Interest”) and (b) a non-assignable (except in conjunction with an assignment of this Agreement under Section 14) right and license to use the AZ IPR Package (“License”)

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a)	to Commercialize the Product in the Territory;

b)	to Manufacture in any country the quantities of Product required for Commercialization in the Territory; and

c)	to Develop the Product for Commercialization in the Territory.

2.2	Subject to Section 14.2 and Section 2.4, NNBL shall have the right to sublicense its rights under the License to an Affiliate or Third Party Sublicensees without the consent of AZ except in the case of a Third Party where in one transaction or a series of related transactions NNBL sublicenses substantially all of its rights under the License to such Third Party.

2.3	AZ shall cause any employees, agents or consultants of AZ to reasonably cooperate with NNBL, to effectuate and assign the Joint Ownership Interest in the AZ Patent Rights, including, but not limited to, by (i) executing and recording assignment documents, and (ii) consulting with NNBL as NNBL may reasonably request.

2.4	Except in conjunction with an assignment of this Agreement under Section 14, NNBL shall not be entitled to sell and assign its Joint Ownership Interest to any Third Party (i) without a prior written consent of AZ and (ii) without that such Third Party gives a written deed of undertaking according to which it assumes the obligations resulting from this Agreement. NNBL shall ensure that the Third Party adheres to the terms of this Agreement. NNBL further undertakes to not directly or indirectly take any actions with respect to prosecution and maintenance of the AZ Patent Rights that would have detrimental impact on the status and/or scope of the AZ Patent Rights.

2.5	Subject to Section 14.2, NNBL shall have the right to (i) sublicense its rights under the License and to (ii) license its rights under the Joint Ownership Interest to an Affiliate or Third Party without the consent of AZ, provided that

a)	prior to the grant of a sublicense and/or license pursuant to this Section 2.5, NNBL shall serve written notice on the AZ and such notice shall contain the following information:

aa)	the identity of the proposed Sublicensee and/or Licensee; and

ab)	the reasons why NNBL believes such Sublicensee and/or licensee will be able to perform its obligation;

b)	where the proposed license is to a Third Party where in one transaction or a series of related transactions NNBL seeks to license substantially all of its rights under the Joint Ownership Interest to such Third Party and AZ has a veto right under Section 2.2 above, then the notice to be provided to AZ pursuant to Section 2.5(a) must be provided at least six (6) weeks prior to entry into the proposed license with such Third Party; and

c)	NNBL shall remain responsible for all of its obligations hereunder and if the acts or omissions of any such L Sublicensee and/or licensee cause NNBL to be in breach of this Agreement NNBL shall be responsible therefor (with all the express consequences provided for under this Agreement and any implied consequences) regardless of any remedy which NNBL may have against the Sublicensee/lLicensee. In particular but without limitation, NNBL shall perform its financial obligations under this Agreement regardless of a breach by any Sublicensee/lLicensee.

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2.6	During such time as either Party owes Royalties to the other Party under this Agreement, each Party shall not, and shall procure that its Affiliates and Sublicensee/licensees shall not, directly or indirectly, Develop, Manufacture or Commercialize in the Territory any product for assessing GHD in adults or Children other than the Product. For clarity, he above limitation does not apply to sales of insulin and glucagen that do not have indications for assessing GHD.

2.7	During the Term NNBL, its Affiliates and Sublicensee/licensees shall refrain from:

a)	seeking or accepting any actual or potential orders for the Product that are known or are reasonably suspected to be for use outside the Territory and NNBL shall refer to AZ all inquiries that NNBL receives for the Product for sale or ultimate delivery outside the Territory; or

b)	establishing any branch or maintaining any distribution depot for the Product outside the Territory for sales outside the Territory.

2.8	During the Term:

a)	AZ shall refrain from seeking or accepting any actual or potential orders for the Product that are knwn or are reasonably suspected to be for use inside the Territory; and

b)	AZ shall refer to NNBL all inquiries that AZ receives for the Product for sale or ultimate delivery inside the Territory.

2.9	For clarity, nothing in this Section 2 shall limit or restrict AZ, its Affiliates, or any Third Party licensee of AZ, from using the IPR Package in connection with the development or Commercialization of the Product outside of the Territory or in connection with the development or Manufacture of the Product outside of the Territory or inside the Territory for Commercialization outside the Territory.

3	Governance

As of the Effective Date, Section 3 of the Original Agreement shall be amended and replaced by the following provisions:

3.1	With effect from the Effective Date the Parties shall run a Joint Steering Committee (“JSC”).

3.2	The JSC shall be organized as follows:

a)	the JSC shall comprise four (4) persons (“JSC Members”) and AZ and NNBL respectively shall be entitled to appoint two (2) JSC Members, including one person whose primary responsibility shall relate to Development, to remove any JSC Member appointed by it and to appoint any person to fill a vacancy arising from the removal or retirement of such JSC Member appointed by it. JSC Members must be appropriate for the primary function of the JSC in terms of their seniority, availability, function in their respective organization, training and experience. There will be a chairperson (“JSC Chairperson”) who will be one of NNBL JSC Members;

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b)	AZ and NNBL respectively shall each notify the other of any change in the identities of their JSC Members. Both sides shall use reasonable efforts to keep an appropriate level of continuity in representation. JSC Members may be represented at any meeting by another person designated in writing by the absent JSC Member;

c)	JSC shall hold meetings in person as frequently as the members of the JSC may agree shall be necessary, and otherwise by teleconference or a video-conference, but no less frequently than four (4) times each Calendar Year in total. Dates of meetings shall be agreed by the Parties not less than thirty (30) days beforehand. Each Party shall submit the agenda items and associated materials that it wishes to be considered no later than seven (7) days prior to the meeting and it is agreed that AZ JSC Members shall only be entitled to submit agenda items for inclusion which relate to matters that have or could potentially have a material impact on the Product, payments to be made pursuant to this Agreement or AZ more generally. The first meeting of the JSC will take place as soon as reasonably practicable after the Effective Date, but in no event later than ninety (90) days after the Effective Date, at such location as the members of the JSC may reasonably agree taking into account travel costs and efforts. Special meetings of the JSC may be called by any JSC Member upon reasonable written notice to the then current chairman of the JSC not more than twice in any Calendar Year absent a material matter requiring JSC attention that cannot reasonably be delayed until the next scheduled JSC meeting;

d)	if not held by teleconference or videoconference, the venue for meetings of the JSC shall be held at such location as the members of the JSC may reasonably agree taking into account travel costs and efforts. Each Party shall be responsible for its own expenses including travel and accommodation costs incurred in connection with JSC meetings; and

e)	the JSC Chairperson or its designee shall be responsible for preparing the minutes of any JSC meeting as soon as reasonably practicable thereafter, seeking unanimous approval of those minutes from the JSC Members, signing and dating the approved minutes and distributing a copy of the signed minutes to each Party.

3.3	The JSC shall have the following authorities and purposes:

a)	as regards Commercialization, to:

(A) provide AZ with visibility into the Commercialization of the Product in the Territory by providing reports on a quarterly basis the following information: current sales forecasts and actual volume of sales of the Product in the Territory, the number of units of Products sold in the Territory, the number of sales staff dedicated wholly or partially to the Commercialization of the Product, and a short description of the nature and scale of promotional activities in the Territory; (B) ensure that AZ is informed regarding acceptance of the Product and Product quality complaints; and (C) provide a means for AZ to provide input for activities relating to Commercialization; and

(B) provide NNBL with visibility into the Commercialization of the Product outside the Territory by AZ, that consists of similar information that NNBL is providing to AZ, to the extent AZ is entitled to share such information with NNBL, and

(C) otherwise to act as a forum for general liaison and communication between the Parties in relation to Commercialization of the Product by NNBL. It is agreed that neither Party shall be required to provide copies of term sheets or commercial agreements relating to grants to Third Parties of rights related to the Product, by NNBL in the Territory, or by AZ outside the Territory;

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b)	provide each Party with visibility into the other Party’s Development activities with respect to the Product other than in relation to the PCT, and to provide a forum for discussion of such Development activities;

c)	to consider reports from AZ in respect of the PCT, to provide a means for NNBL to provide input and for general liaison and communication between the Parties in relation to the PCT;

d)	discuss with respect to:

(a)	each Party’s supply chain for the Product for its respective Territory; and

(b)	the general improvement of the supply chain of the Product, both inside and outside the Territory,

(c)	and for general liaison and communication between the Parties in relation to the Manufacture of the Product; and

e)	shall perform such other functions and responsibilities as are given to it under the express provisions of this Agreement but shall have no authority to amend any commercial terms of this Agreement or any matter that would cause any payments stated in this Agreement to be other than the amount of those terms as stated herein. The JSC shall not have authority to make any decision regarding the status and scope of the AZ Patent Rights.

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3.4	The JSC shall have decision making authority to approve actions or activities. Such decisions shall be made by unanimous agreement of the JSC Members wherever possible with the NNBL Members together having one vote on behalf of NNBL and the AZ JSC Members together having one vote on behalf of AZ. Both Parties will use their reasonable efforts to build consensus. All decisions of the JSC shall be minuted by or on behalf of the JSC Chairperson who shall seek unanimous approval of those minutes from the JSC Members, sign and date the approved minutes and promptly send a copy of the minutes of each JSC meeting to both Parties. The JSC shall exercise this authority in good faith and in accordance with the terms of this Agreement, and any decision by the JSC on such matters made in accordance with this Section 3.4 shall be binding upon the Parties.

Other than with respect to the Development Plan and carrying out the PCT, in the event that the JSC is unable to agree on any matter after good faith attempts to resolve such disagreement, then the vote of NNBL is decisive. With respect solely to the Development Plan and carrying out the PCT, then the vote of AZ is decisive, subject to rights of the Parties with respect to the PCT set forth in this Agreement, such as Section 4 (Development) and Schedule 2. Notwithstanding the foregoing, NNBL shall not have an obligation to fund the Development Plan and PCT above EUR 9 million as set forth below without its prior approval. (i.e., any costs to be incurred by NNBL above the EUR 9 million shall be approved by NNBL).

4	Development

As of the Effective Date, Section 5 of the Original Agreement shall be amended and replaced as follows:

4.1	AZ shall use Commercially Reasonable Efforts to carry out the activities specified in the Development Plan in relation to the PCT so as to meet the timelines set out in them.

4.2	Funding of PCT. NNBL shall pay for the costs and expenses incurred by AZ to carry out of the PCT up to an amount equal to EUR 9 million (EUR 9,000,000). The costs and expenses to be borne by NNBL shall include the costs for the AEZS FTEs required for the oversight und clinical trial related/associated activities as specified in Annex 3. If the PCT costs and expenses exceed this amount, then AZ and NNBL shall split the costs and expenses 50% by each Party. AEZS FTE cost in excess of the FTEs in Annex 3 will be carried by AEZS.

4.3	Payment and Invoicing. AZ shall invoice NNBL monthly for the costs and expenses incurred by AZ for carrying out the activities under the Development Plan. NNBL shall reimburse AZ for the costs to third parties, e.g. CROs without further mark-up and shall reimburse at the FTE rate set forth on Schedule 3. AZ shall present the budget with quarterly updates and review at each JSC meeting.

4.4	During the period of Development regarding the PCT, AZ shall update the Development Plan and shall submit the same to the JSC on a quarterly basis for review and discussion (i.e., not approval). Any changes to the Development Plan require the consent of NNBL.

PCT

4.5	AZ shall:

○	be obliged to conduct the PCT and shall, as a sponsor, be responsible for such conduct of the PCT;

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○	conduct all activities in relation to the PCT and ensure compliance with all applicable Laws and Legal Requirements, requirements of the ethics committee, informed consent or similar approvals in relation thereto, and in compliance with GCP;

○	allow any Regulatory Authorities in compliance with GCP and any applicable Laws, during regular business hours, to examine and inspect AZ’s facilities with respect to the PCT, including all computer and other systems for data management or programming; and inspect and copy all data and work products relating to the PCT;

○	provide quarterly updates regarding the PCT to the JSC;

○	permit NNBL (at its own cost) and upon reasonable notice to audit, during normal business hours, the trial master file and shall cooperate with any such audit; and promptly provide to the JSC the results of the PCT in the form of a copy of the Top Line Date, even if between JSC scheduled meetings as requested by the JSC; and

○	shall provide NNBL every two weeks with the PCT Status Report.

4.6	NNBL shall have the authorities with respect to the PCT as set forth in Schedule 2 under “Regulatory Responsibility Split” and “Trial Management Responsibility Split” and as follows:

	a)	review and approval (including any amendments) of any of the following:

●	the PCT protocol,

●	(electronic) case report form, statistical analysis plan, consensus committee charter,

●	the PCT application packages in the Territory,

●	the responses to Regulatory Authorities regarding deficiency letters in the Territory,

●	the final PCT report,

●	CRO agreements, and

●	the consensus committee reports, the DSMB reports and of any other safety reports;

b)	be involved in

●	the selection process of potential PCT sites in the Territory,

●	eTMF checks,

●	the decision making process on external service providers,

●	the publication of the PCT results;

c)	review of PCT documents, including:

●	monitoring plan & forms, laboratory plan & forms, patient questionnaire, safety management plan and forms, informed consent and parent information materials, data management plan, pharmacy manual, instructions related to the growth hormone stimulation tests;

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d)	to participate at PCT related meetings (personal, virtual, phone call) and be involved in the review and release of related meeting minutes and the PCT Status Reports:

●	investigator meetings,

●	monitor meetings,

●	global PCT update calls,

●	data review meetings, and

●	scientific congresses; and

●	to participate in on-site audits and co-monitoring visits at sites in the Territory.

All other responsibilities shall remain with AZ.

4.7	NNBL intends to assist AZ with certain activities under the Development Plan as set forth in Schedule 2 hereto and NNBL intends to contribute a minimum of 2 FTEs to carry out its obligations for the PCT.

4.8	In connection with NNBL being responsible for the Regulatory Approvals in the Territory, for the Product for the Pediatric Indication, AZ shall provide to NNBL the clinical trial report and other relevant documents for the PCT as NNBL reasonably requests to obtain such Regulatory Approvals. For clarity, NNBL shall be responsible for attending all meetings with Government Authorities and Regulatory Authorities in respect Territory Regulatory Approvals and for any post approval study commitments from FDA or Health Canada, including cost for any such commitments.

Development other than the PCT

4.9	Except as expressly set forth above in relation to the PCT and subject to Section 4.10 below, each Party shall:

	a)	be responsible for the conduct and all associated costs and expenses of the Development activities for the Product in its own territory and for the avoidance of doubt ‘Territory’ shall mean the USA and Canada for NNBL and the rest of the world for AZ;

	b)	conduct all such Development activities in compliance with all Legal Requirements, ethics committee, informed consent or similar approvals in relation thereto, and in compliance with GCP;

	c)	provide the JSC with a summary and update in reasonable detail of such Development activities at each meeting of the JSC; and

	d)	AZ shall include NNBL in the Clinical Trial protocol and amendments review during the development of the protocol and amendments and provide NNBL with a copy of a near-final draft of each Clinical Trial protocol or update to a protocol for the Product if possible at least forty-five (45) days, prior to the date on which such protocols or updates are provided to any Regulatory Authority or Clinical Trial site, in order to permit NNBL to comment on such protocol or update and shall reasonably consider in good faith any comments thereon provided by NNBL.

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4.10	The Parties agree that where any Development activity of NNBL is, in AZ’s reasonable opinion, going to have a material adverse impact on the Development, Manufacture or Commercialization of the Product outside of the Territory for the Existing Indications, then the prior written consent of AZ will be required, such consent not to be unreasonably withheld, delayed or conditioned.

4.11	If NNBL wishes to Develop Product in the Territory for a New Indication, NNBL shall have the right to do so on the following conditions:

	a)	NNBL shall be solely responsible for the costs and expenses of the Development activities;

	b)	NNBL shall supply AZ with all material Know How, Dossiers and other NNBL IPR Package relating thereto, including a copy of each Final Report promptly following its preparation;

	c)	subject to paragraph 4.11(d), NNBL hereby grants to AZ a perpetual, irrevocable, exclusive, sub-licensable, right and license to use NNBL IPR Package for the Product for such New Indication to Develop, manufacture and Commercialize the Product outside the Territory; and

	d)	AZ shall pay royalties to NNBL under such license on the same royalty terms as, and at a rate equal to two percent (2%) less than the rate owed by NNBL to AZ under Section 7.6 hereunder, with all applicable definitions and provisions having the Parties reversed, mutatis mutandis.

Regulatory Approvals

4.12	NNBL shall:

	a)	subject to Section 4.12(b) below, at its sole cost and expense, use Commercially Reasonable Efforts to obtain any further Regulatory Approvals for the Product and any Pricing Approval required or commercially desirable in each country of the Territory, and such Regulatory Approvals shall, in all instances, be obtained by NNBL in its own name and AZ shall provide its reasonable assistance to NNBL to enable NNBL to obtain the Regulatory Approvals in NNBL’s name; and

	b)	use Commercially Reasonable Efforts following the Effective Date to obtain Regulatory Approval for the Product in Canada for the Adult Indication. The Parties agree that NNBL is currently not obliged to Launch the Product in Canada under the current Product market profile. After having obtained the Regulatory Approval in the United States for the Pediatric Indication, NNBL shall have a period of six (6) months to evaluate (“Evaluation Period”) whether to obtain Regulatory Approval in Canada and prior to the end of the Evaluation Period provide AZ with a commercialization plan for Canada, inter alia, setting out the timeline for commercialization. Should NNBL decide to not commercialize in Canada, this decision shall be communicated by NNBL to AZ within the Evaluation Period in writing. Upon such notice, AZ shall then be entitled to select other license partners for Canada and grant an exclusive license (without any prior approval of NNBL and without NNBL participating in any royalties or other payments received from such exclusive licensee) under the AZ Patents, the AZ Trademarks and the AZ IPR Package limited to the territory of Canada.For clarity, following such notice of intent not to commercialize in Canada by NNBL but prior to AZ entering into good faith negotiations for such license with a third party, NNBL may notify AZ of its intent to commercialize in Canada, setting out a concrete timeline for commercialization and NNBL shall maintain such rights in Canada provided NNBL carries out such commercialization plan.

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4.13	NNBL shall:

	1.	conduct all Development activities in the Territory in compliance with applicable Laws and all Legal Requirements;

	c)	be responsible for the preparation of all submissions for the grant of a Regulatory Approval in the Territory; and

	d)	as soon as reasonably practicable following its receipt of the final study report for the last necessary PCT (in compliance with the PIP and PPSR), prepare and make all submissions for the grant of Regulatory Approval in the United States for the Product for the Pediatric Indication using Commercially Reasonable Efforts.

	e)	NNBL shall be responsible for all filings and submissions in respect of Regulatory Approvals for the Product in the Territory as well as attending all meetings with Government Authorities and Regulatory Authorities in respect thereof; and shall provide, at the request of the AZ, copies of all material proposed filings, in advance of the filing or submission thereof, for review and comment by the AZ. NNBL shall consider in good faith in its revision of the filing or submission, any comments made by AZ.

4.14	AZ shall be responsible for all regulatory submissions in the EU based on the PCT in compliance with all Legal Requirements for the Product for the Pediatric Indication; NNBL shall provide reasonable support;

4.15	The investigator’s brochure is in the possession of AZ and any updates are conducted by AZ. AZ shall provide NNBL with the current version of the investigators brochure. NNBL will be involved in the review process and the preparation of the PCT part of the investigator’s brochure. NNBL shall be responsible for the investigator’s brochure’s compliance with applicable Laws and local requirements in the Territory. Any changes requested by Regulatory Authorities in the Territory shall be promptly communicated to NNBL.

4.16	NNBL shall, from the Effective Date, use Commercially Reasonable Efforts to maintain the orphan status of the NDA Product.

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5	Supply

5.1	The Parties agree that from the Original Agreement Effective Date until the Effective Date, the Parties complied with the obligations under Section 6 of the Original Agreement relating to supply of Product and CMO contract and interim supply arrangements. As of the Effective Date, Section 6 of the Original Agreement shall be amended and replaced by the following clauses:

5.2	AZ and NNBL (or affiliates of NNBL) have entered into a separate supply agreement for supply of the API (and not the Product) dated as of November 9, 2019 (“Supply Agreement”).

5.3	Where AZ seeks to obtain from NNBL Product or Materials for the Manufacture of the Product for outside the Territories, then the Parties shall negotiate in good faith to enter into a supply agreement for such Product and/or Material on commercially reasonable terms.

5.4	The Parties agree that:

	a)	they shall work together in good faith following the Effective Date to ensure that, where they both use common CMOs in their respective supply chains, that they leverage volume discounts from such common CMOs when ordering Materials;

	b)	each Party shall use reasonable efforts to ensure that they do not enter into any contract with a shared contracting party that disadvantages the other Party in such other Party’s dealing with such contracting party;

	c)	each Party’s contracts with shared suppliers shall provide that in the event of a shortage or other restriction on the supply of a commonly purchased material from such suppliers, the supplier, as between the Parties, shall allocate available supply pro rata to the Parties based upon each Parties forecasts for such material in place prior to any knowledge of a potential or actual shortage thereof.

5.5	The Parties agree that NNBL shall be responsible for supply, and shall manage the Manufacturing of Materials (except for the API that is governed by the Supply Agreement) and Product for sale in the Territory. For the avoidance of doubt, AZ shall be responsible for and shall manage the Manufacturing of all Materials and Product for sale in countries outside of the Territory.

5.6	For any change in a Manufacturing process or Material used for the Product (including the Product, itself) that are made as a result of a requirement of at least one Regulatory Authority in the Territory and at least one Regulatory Authority outside the Territory, the Parties agree to split all costs and expenses related to developing and implementing such change (but not the cost of any Material used in the Product) with NNBL bearing seventy percent (70%) of such costs and expenses and AZ bearing thirty percent (30%) of such costs and expenses.

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6	Commercialization

As of the Effective Date, Section 7 of the Original Agreement shall be amended and replaced by the following provisions:

6.1	NNBL shall either itself or through its Affiliate, Sublicensees, and Licensees Commercialize the Product in the Territory using Commercially Reasonable Efforts and ‘Commercially Reasonable Efforts’ for these purposes shall include, but not be limited to NNBL:

	a)	as soon as reasonably practicable following the Effective Date of the Original Agreement hiring at a minimum, 15 field specialists whose role shall solely relate to the Product and maintaining such minimum number of field specialists for at least the 12 month period following the first Launch; and

	b)	ensuring, that notwithstanding the resources required by NNBL for the preparation for and the launch of another product by NNBL (or its Affiliates), it continues to provide an appropriate level of resources dedicated to the Commercialization of the Product.

6.2	Information Sharing

Upon request of AZ, NNBL shall provide AZ through the JSC with (i) a quarterly realised sales (volume and value), (ii) an annual sales target/budget (once approved in the NNBL standard AB process), and (iii) Annual brand strategy with key tactical highlights.

6.3	Pricing

NNBL will use Commercially Reasonable Efforts to secure required Pricing Approval for the Product in the Territory for each Existing Indication. NNBL will have sole authority for determining and establishing the price and terms of sale (including any rebates or discounts) of Product in the Territory.

Promotional Meterials

6.4	or its Affiliates, Sublicensees, or Licensees will be responsible for the creation, preparation, production and reproduction of all Promotional Materials and for filing, as required by Legal Requirements, all Promotional Materials with Regulatory Authorities in the Territory. Subject to Section 9, NNBL shall use its own corporate name and/or logo or those of an Affiliate on Promotional Materials in connection with Commercialization of Product in the Territory, unless otherwise mutually agreed by the Parties.

Promotional claims/compliance

6.5	NNBL shall not promote the Product for intended uses or indications other than those in the labelling as approved by the Regulatory Authority in the Territory from time to time nor shall NNBL make any medical or promotional claims for any Product other than as permitted by Legal Requirements (which for the avoidance of doubt shall include the False Claims Act). When distributing information related to any Product or its use for the Existing Indications in the Territory (including information contained in scientific articles, reference publications and publicly available healthcare economic information), NNBL must comply with all Legal Requirements (which for the avoidance of doubt shall include the False Claims Act) in the applicable country.

International Congresses/Symposia

6.6	For international congresses or symposia:

	a)	where NNBL wishes to have a presence in a symposium or congress outside the Territory regarding the Product, NNBL shall notify AZ in advance of NNBL’s proposed presence, providing reasonable detail regarding such planned presence and seeking AZ’s consent (such consent not to be unreasonably withheld, delated or conditioned) for such presence. AZ, as soon as reasonably practicable, but in no event later than ten (10) days after receiving such notice, shall notify NNBL of AZ either withholding consent (with the reasons therefor) or providing consent to such presence;

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	b)	where AZ wishes to have a presence in a symposium or congress inside the Territory regarding the Product, AZ shall notify NNBL in advance of AZ’s proposed presence, providing reasonable detail regarding such planned presence and seeking NNBL’s consent (such consent not to be unreasonably withheld, delated or conditioned) for such presence. NNBL, as soon as reasonably practicable, but in no event later than ten (10) days after receiving such notice, shall notify AZ of NNBL either withholding consent (with the reasons therefor) or providing consent to such presence; and

	c)	The Parties shall, to the extent reasonable and practicable, coordinate attendance at such conference or symposium (including displaying brand names, trademarks and logos for the Product, to the extent permitted by Law).

Product Complaints

6.7	NNBL will be responsible for responding to product complaints regarding Product in the Territory and AZ for responding to product complaints regarding Product outside the Territory. If AZ receives complaints about Product for a country in the Territory, it will refer such complaints to NNBL (and vice versa), and NNBL will be responsible for responding thereto (and vice versa). Each Party shall, in all instances, keep the other fully appraised of matters in relation to such product complaints including by providing copies of all correspondence with the complainant.

Medical and consumer inquiries

6.8	NNBL will be responsible for responding to medical questions or inquiries from members of the medical and paramedical professions and consumers regarding Product in the Territory in accordance with Laws. If AZ receives questions about Product for a country in the Territory, it will refer such questions to NNBL, and NNBL will be responsible for responding thereto. Each Party shall, in all instances, keep the other Party reasonably appraised of matters in relation to any such questions or inquiries that are material and/or frequently asked, including by providing copies of correspondence with the relevant members of the medical or paramedical professions or consumers.

Compliance wirh Laws

6.9	Each Party will perform its obligations under this Agreement in accordance with all Laws. Each Party shall obtain from the requisite Government Authorities any consents, licenses, permits, waivers, approvals, authorizations, clearances, registrations or orders required to be obtained or made by such Party in connection with the authorization, execution and delivery by such Party of this Agreement and its performance of its obligations under this Agreement including but not limited to the importation, exportation, sale and distribution of the Product.

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Regulatory affairs

6.10	Post-Approval Regulatory Submissions.

	a)	Subject to Section 6.10(b) below, as between the Parties, NNBL shall have sole responsibility, at its own expense, for preparing, filing and maintaining all Regulatory Submissions for Product in the Territory after the Effective Date, including Regulatory Submissions in connection with Development activities hereunder (collectively, “Post-Approval Regulatory Submissions”). NNBL shall use Commercially Reasonable Efforts to compile, submit and prosecute all Post-Approval Regulatory Submissions, in a format acceptable to the applicable Regulatory Authorities in the Territory. All Post-Approval Regulatory Submissions for Product in the Territory shall be filed in the name of NNBL. NNBL shall be responsible for all communications and other dealings with the Regulatory Authorities relating to the Post-Approval Regulatory Submissions and NNBL shall be the legal and beneficial owner of all Post-Approval Regulatory Submissions.

	b)	Prior to submitting a Post-Approval Regulatory Submission regarding a material matter (such as a supplemental change to the NDA), NNBL shall provide a draft (which may be wholly or partly in electronic form) to AZ for review and comment.

6.11	Adverse Event Reporting

	a)	NNBL shall be responsible for complying with all Legal Requirements governing adverse events inside the Territory and AZ shall be responsible for complying with Legal Requirements governing adverse events outside the Territory. NNBL shall submit copies of adverse events to AZ simultaneously with submission to the applicable Regulatory Authorities in the Territory. NNBL shall be responsible for complying with all Legal Requirements governing adverse events in the Territory. Each Party shall notify the other in a timely manner and in any event within forty eight (48) hours of receiving any notice from a Regulatory Authority, independent review committee, data safety monitoring board or another similar Clinical Trial or post-marketing monitoring body alleging concern regarding a patient safety issue or other material information relevant to the safety or efficacy of Product

	b)	If during the Product’s Development or Commercialization, the Product becomes subject to adverse effects or information of the type referred to in the last sentence of Section 6.12(a) is received, in each case which NNBL, in good faith, reasonably believes would seriously impact the long-term viability of Product in the Territory, NNBL shall determine whether or not there exists such serious impact on the long- term viability of such Product and, what if anything, the Parties should do to address the matter. If NNBL, upon consideration of the relevant facts and in its sole discretion, determines that the Parties are unable to successfully address and resolve the safety issue, NNBL shall provide written notice to AZ of such determination, which notice shall set forth the reasons therefor, and NNBL may terminate its rights and obligations under this Agreement upon written notice.

	c)	On April 1st, 2019, NNBL and AZ have entered into a separate and detailed safety data exchange agreement (the “Safety Agreement”). Such agreement describes the coordination of collection, investigation, reporting, and exchange of information concerning adverse events or any other safety problem of any significance, and product quality and product complaints involving adverse events, sufficient to permit each Party, its Affiliates, licensees or sublicensees to comply with its legal obligations. The safety data exchange procedures will be promptly updated if required by changes in Legal Requirements. In the event of any conflict or inconsistency between this Agreement and the Safety Agreement with respect to: (i) safety-related matters, the Safety Agreement shall prevail; and (ii) any other matter, this Agreement shall prevail.

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6.12	Regulatory Correspondence

	d)	Notification to Other Parties of Regulatory Correspondence. Each Party shall promptly (and in any event, within two (2) Business Days of the date of receipt of notice) notify the other Party in writing of, and shall provide the other Party with copies of, any correspondence and other documentation received or prepared by such Party in connection with any of the following events:

	aa)	receipt of a material regulatory letter, warning letter, Form 483, or similar item, from any Regulatory Authority directed to the Manufacture, packaging, and/or storage of Product, any NNBL facility or any contract Manufacturing facility associated with NN’s supply of Product;

	ab)	any recall or correction of any batch of Product; and

	ac)	any regulatory comments relating to Product requiring a response or action by a Party.

	e)	Regulatory Correspondence requiring a AZ response. In the event that AZ receives any material regulatory letter or comments from any Regulatory Authority directed to its development or Manufacture of Product requiring a response or action by AZ, including, but not limited to, receipt of a Form 483 or a warning letter, NNBL (as applicable) will promptly provide AZ with any data or information in NNBL’s possession that is required by AZ in preparing any response relating to AZ’s development of such Product, and will cooperate with AZ’s reasonable requests related to AZ preparing such response.

	f)	Regulatory Correspondence requiring a NNBL response. In the event that NNBL receives any material regulatory letter or comments from any Regulatory Authority relating to the development or Manufacture of Product, AZ (as applicable) will promptly provide NNBL with any data or information required by NNBL in preparing any response relating to AZ’s development or Manufacture of Product, and will cooperate fully with NNBL in preparing such response. To the extent reasonably practicable (subject to the time a response is mandated), NNBL shall provide AZ with a copy of each such response for AZ’s review and comment at least two (2) Business Days prior to NNBL’s submission of the response.

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6.13	Regulatory updates. During the Term, each Party will keep the other Party generally apprised of the status of any Regulatory Submissions related to Product inside and outside the Territory. NNBL shall immediately notify AZ in writing upon receipt by NNBL of any Regulatory Approval to market Product in the Territory. AZ shall immediately notify NNBL in writing upon receipt by AZ of any Regulatory Approvals to market Product outside the Territory.

7	Financial

As of the Effective Date Section 8 of the Original Agreement will be amended and replaced as follows:

7.1	NNBL will pay to AZ a non-refundable payment of five million Euro (EUR 5,000,000) within thirty (30) days of the Effective Date of this Agreement.

Commercial Milestone Payments

7.2	The following one-time payments shall be paid by NNBL to AZ in USD within sixty (60) days following first achievement of the following Commercialization milestone events:

	a)	cumulative Net Sales of Product in a Calendar Year reaching twenty five million dollars: Commercialization payment of four million dollars (US$4,000,000);

	b)	cumulative Net Sales of Product in a Calendar Year reaching fifty million dollars: Commercialization payment of ten million dollars (US$10,000,000);

	c)	cumulative Net Sales of Product in a Calendar Year reaching one hundred million dollars: Commercialization payment of twenty million dollars (US$20,000,000);

	d)	cumulative Net Sales of Product in a Calendar Year reaching two hundred million dollars: Commercialization payment of forty million dollars (US$40,000,000); and

	e)	cumulative Net Sales of Product in a Calendar Year reaching five hundred million dollars: Commercialization payment of one hundred million dollars (US$100,000,000).

7.3	Each of the milestone payments subject to Sections 7.2 shall only be payable by NNBL upon the first occurrence of the applicable event whenever it occurs. Upon the occurrence of the applicable event the milestone payment shall be payable even if more than one occurs in a Calendar Year. Such milestone payments are non-refundable in any circumstances whatsoever and are not creditable against the royalties due under Section 7.6.

7.4	NNBL shall report the occurrence of each milestone event under Section 7.2 to AZ within sixty (60) days of its occurrence and at the same time shall make the milestone payment to AZ for which Sections7.2 provides.

Royalties Macrilen

7.5	For Macrilen, NNBL will pay to AZ royalties during the Royalty Term as set forth below: Royalty = A + B + C where:

A equals eight and one half per cent (8.5%) of that portion of Net Sales of Macrilen in the Territory, which, during the Calendar Year in question, is less than or equal to forty million USD (US$40,000,000); and

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B equals fifteen per cent (15%) of that portion of Net Sales of Macrilen in the Territory, which, during the Calendar Year in question, is more than forty million USD (US$40,000,000) and less than or equal to seventy five million USD (US$75,000,000); and

C equals eighteen per cent (18%) of that portion of Net Sales of Macrilen in the Territory, which, the Calendar Year in question, is greater than seventy five million USD (US$75,000,000).

7.5.1	If, in the United States, if data exclusivity remains following expiry of the last Valid Claim in a United States patent or patent application, then the royalty rate calculated above shall be reduced to (A +B+ C)/2 (and the remaining royalty payments shall be payable as a royalty on Know-How).

Notwithstanding the foregoing, if during the Royalty Term there is a Valid Claim of AZ Patents Rights covering the Product and there is a Generic Product marketed and sold in the Territory during the Calendar Year, then the royalty rate calculated above shall be reduced to (A +B+ C)/2.

In any country in the Territory where, during the Royalty Term, there are no Valid Claims of AZ Patent Rights(through no fault of NNBL) or data exclusivity protection for the Product for a particular Existing Indication, the royalty rate shall be reduced to five percent (5%) (and the remaining royalty payments shall be payable as a royalty on Know-How) irrespective of the amount of Net Sales of Product.

7.5.2	To the extent that a New Indication for Macrilen is Developed and Commercialized by or on behalf of NNBL following the Effective Date then royalties will be payable upon the Net Sales of Product for such New Indication in accordance with Section 7.6. For these purposes:

	a)	the time periods referred to in the definitions of ‘Term’ and ‘Royalty Term’ shall relate to the New Indication(s) and not the Existing Indication (and related definitions, including that of ‘First Commercial Sale Date’ shall be read accordingly);

	b)	the provisions of Section 8.6 shall otherwise apply mutatis mutandis to Net Sales derived from such New Indication; and

7.6	Net Sales of Macrilen for such New Indication shall be included in the calculation of the ‘Commercialization Milestone Payments’. For the avoidance of doubt, any royalties or other payments owed by AZ under any agreement to which AZ or any Affiliate of AZ is a party, including the Exploitation Agreement, shall be the sole responsibility of AZ.

7.7	Royalties other Products

NNBL will pay to the AZ royalties for other Products during the Royalty Term as set forth below: Royalty = A + B where:

A equals fifteen per cent (15%) of that portion of Net Sales of Product in the Territory, which, during the Calendar Year in question, is less than or equal to seventy five million USD (US$75,000,000); and

B equals eighteen per cent (18%) of that portion of Net Sales of Product in the Territory, which, during the Calendar Year in question, is greater than seventy five million USD (US$75,000,000).

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7.8	All royalties due to AZ under this Agreement shall be calculated and payable on a Calendar Quarter basis, and shall be paid by NNBL to AZ in USD within sixty (60) days following the end of each of 31 March, 30 June, 30 September and 31 December in each year (“60 day Period” and “Quarter End” respectively). Within sixty (60) days of each Quarter End NNBL shall send to AZ a written report setting out (i) Product by Product and country by country the amount of Net Sales in such country during such quarter expressed in the local currency of that country and a breakdown of whether these relate to the Adult Indication, Pediatric Indication or New Indication; and (ii) the amount of the royalties due to AZ in relation to such Quarter. Any sales in a country other than the U.S., for purposes of determining the Net Sales amount shall be calculated using the average rate of exchange of the currency of such country for the applicable calendar month, as published in The Wall Street Journal, New York edition.

7.9	Taxes.

	a)	AZ shall be liable for all income and other Taxes (including interest) imposed upon any payments made by NNBL to AZ under this Agreement (“Agreement Payments”). If applicable Laws, rules or regulations require the withholding of Taxes, NNBL shall make such withholding payments and shall subtract the amount thereof from the Agreement Payments. NNBL shall submit to AZ appropriate proof of payment of the withheld Taxes as well as the official receipts within a reasonable period of time. NNBL shall provide AZ reasonable assistance in order to allow AZ to obtain the benefit of any present or future treaty against double taxation which may apply to the Agreement Payments.

	b)	AZ shall bear and be responsible for and pay all applicable Taxes related to the transfer to NNBL of the Product Registrations and AZ Patent Rights and the license rights granted under this Agreement; and

	c)	NNBL shall bear and be responsible for and pay all applicable Taxes related to the Development and Commercialization by NNBL of the Product in the Territory.

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7.10	Each Party and its Affiliates shall use all reasonable efforts to maintain complete and accurate records in sufficient detail to permit the other Party to confirm the accuracy of the amount to be reimbursed with respect to Development Costs, or other amounts to be paid, reimbursed, credited, offset or shared hereunder incurred or generated (as applicable) by such Party’s or Affiliate’s achievement of sales milestones, royalty payments and other compensation or reimbursement payable under this Agreement. Upon reasonable prior notice, such records shall be open during regular business hours for a period of three (3) years from the creation of individual records for examination at the auditing Party’s expense, and not more often than once each Calendar Year, by an independent certified public accountant selected by the auditing Party and reasonably acceptable to the audited Party or Affiliate for the sole purpose of verifying for the auditing Party the accuracy of the financial statements or reports or sales milestone notices furnished by the audited Party or Affiliate pursuant to this Agreement or of any payments made, or required to be made, by or to the audited Party or Affiliate to the other pursuant to this Agreement. Any such auditor shall not disclose the audited Party’s or Affiliate’s confidential information to the auditing Party, but shall, instead, report that there was or was not a discrepancy uncovered by the audit and if such a discrepancy was uncovered, the amount and direction of it. Any amounts shown to be owed but unpaid, or overpaid and in need of reimbursement, shall be paid or refunded (as the case may be) within thirty (30) days after the accountant’s report, plus interest (as set forth in Section 7.12) from the original due date (unless challenged in good faith by the audited Party, in which case any undisputed portion shall be paid in accordance with the foregoing timetable, any dispute with respect to such challenge shall be resolved in accordance with Section 16, any remaining disputed portion shall be paid within thirty (30) days after resolution of the dispute, and interest shall accrue (as set forth in Section 7.13) with respect to the disputed portion from the original due date). The auditing Party shall bear the full cost of such audit unless such audit reveals an overpayment to, or an underpayment by, the audited Party or Affiliate that resulted from a discrepancy in a report that the audited Party or Affiliate provided to the other Party during the applicable audit period, which underpayment or overpayment was more than ten percent (10%) of the amount set forth in such report, in which case the audited Party or Affiliate shall bear the full cost of such audit. Each Party, at the request of the other Party, shall make available to the other Party the results of any audit performed by the non-requesting Party on such non-requesting Party’s Sub-licensees hereunder.

7.11	All payments made to either Party under this Agreement shall be made by wire transfer to the account of such Party.

7.12	If a Party fails to make any payment due to the other Party hereunder on the due date for payment and the payment is not in dispute between the Parties, without prejudice to the other right or remedy available to the other Party, the Party owed such Payment shall be entitled to charge NNBL interest (both before and after judgment) on the amount unpaid at the annual rate of LIBOR plus two per cent (2%) calculated on a daily basis until payment in full is made without prejudice to AZ’s right to receive payment on the due date.

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8	Trademarks

As of the Effective Date Section 9 of the Original Agreement shall be amended and replaced as follows:

8.1	NNBL shall have the option to use AZ Trademark in relation to the Commercialization of Product in the Territory. The use by NNBL of AZ Trademark shall not constitute or imply any assignment or transfer of any goodwill associated with it. Any goodwill accrued in connection with the use of AZ Trademark shall accrue solely to the benefit of AZ. NNBL shall ensure that each reference to and use of AZ Trademark by NNBL in Promotional Materials is acceptable to AZ.

8.2	NNBL shall not challenge the validity of AZ Trademark and shall not aid or assist third parties to do so. Whatever use NNBL makes of AZ Trademark shall inure to the sole and exclusive benefit of the Product in accordance with this Agreement.

8.3	Except as required by applicable Law, neither Party shall use the other Party’s corporate name, or use any Trademarks of the other Party in connection with any Promotional Materials or publication without the other Party’s prior written consent which shall not be unreasonably withheld.

8.4	In the case of infringement or misuse of AZ Trademark, if AZ fails to initiate proceedings within three (3) months of NNBL’s notification thereof, NNBL may give AZ notice requesting AZ to take such proceedings within thirty (30) days of the date of this second notice. If AZ fails to initiate such proceedings within such period, NNBL shall be entitled to do so at its own cost and expense in which case it shall have sole conduct of any claim or proceedings. AZ shall, and shall procure that its Affiliates shall, reasonably assist and cooperate with NNBL in any such claim, provided that NNBL shall reimburse AZ for all reasonable out-of-pocket costs and expenses, if any, relating to such assistance and cooperation. Such reasonable assistance and cooperation of AZ and its Affiliates shall include but not be limited to the execution of such documents and the performance of such other acts, including being joined as a party to any proceedings, as may be reasonably required to facilitate such claim, including but not limited to such documents and acts that may, upon NNBL’s request, be required for the registration of NNBL as joint owner of AZ Trademark in the Territory at the trademark office in the relevant countries of the Territory. NNBL shall have sole right to settle such proceedings provided such settlement does not directly or indirectly adversely affect AZ’s rights and interests outside of the Territory, and shall be entitled to retain any financial payment awarded in such proceedings or agreed in any such settlement for its own account.

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9	Intellectual Property (except Trademarks)

As of the Effective Date Section 10 of the Original Agreement shall be amended and replaced as follows:

9.1	NNBL shall own all NNBL IPR Package.

9.2	NNBL grants to AZ a perpetual, exclusive, sub-licensable, fully paid-up royalty free right and license to use NNBL IPR Package outside the Territory for Development, Manufacture and Commercialization of the Product outside the Territory other than for a New Indication, which license rights are covered solely by the license set forth in Section 4.11 c).

9.3	AZ shall be solely responsible at its own cost and expense for the filing, prosecution, maintenance and/or defense of AZ Patent Rights in the Territory using reasonable efforts to prosecute all patent applications forming part of AZ Patent Rights to grant in the USA, including conducting any necessary or desirable claims or proceedings (including but not limited to any interference, reissue or re-examination or opposition or revocation proceedings). AZ shall keep NNBL reasonably informed of all filings made for AZ Patent Rights in the Territory including sending NNBL a copy of any such filing and otherwise shall keep NNBL informed of all material developments in relation to such AZ Patent Rights and shall, upon NNBL’s request, provide NNBL with copies of relevant Documents related to the filing, prosecution and maintenance of such AZ Patent Rights. AZ shall give full consideration of, and absent a compelling reason to the contrary shall adopt any reasonable representation made by NNBL in relation to the prosecution of AZ Patent Rights in the Territory when making any submission to a patent office (including the scope of foreign filings) and in the conduct of any proceedings in relation to such AZ Patent Rights. Promptly after the Effective Date of this Agreement, AZ shall transfer to NNBL copies of all its files relating to the relevant AZ Patent Rights.

9.4	In the event that AZ declines to file or, having filed, declines to further prosecute, maintain and/or defend any pending AZ Patent Rights in any country of the Territory, AZ shall provide NNBL with written notice thereof. In the case where AZ has filed but is declining to further prosecute or maintain AZ Patent Rights, such notice shall be given at least thirty (30) days prior to the expiration of any official substantive deadline relating to such activities. In any of such circumstances, NNBL shall have the right to file, continue to file, prosecute and maintain such AZ Patent Rights and in such case NNBL shall give written notice to NNBL. If NNBL exercises such right, AZ shall transfer to NNBL all its files relating to the relevant AZ Patent Rights and at NNBL’s cost and expense execute any documents to otherwise transfer control of such filing, prosecution and maintenance to NNBL and thereafter NNBL shall be responsible for the cost and expense of prosecuting and maintaining such AZ Patent Rights.

9.5	NNBL shall be responsible at its own cost and expense and in its sole discretion for the filing, prosecution, maintenance and/or defense of Patent Rights in respect of inventions within Know How developed by NNBL, its Affiliates or Licensees relating to or potentially covering Product (the “NNBL Patents Rights”). NNBL shall keep AZ informed of all material developments in relation to NNBL Patent Rights and shall, upon AZ’s request, provide AZ with copies of relevant documents related to the filing, prosecution and maintenance of NNBL Patent Rights. NNBL shall consider in good faith any reasonable representation made by AZ in relation to the prosecution of Patent Rights within NNBL Patent Rights when making any submission to a patent office and in the conduct of any proceedings in relation to such NNBL Patent Rights in Europe.

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9.6	In the event that NNBL declines to file or, having filed, declines to further prosecute, maintain and/or defend any pending NNBL Patent Rights in any country outside of the Territory, NNBL shall provide AZ with written notice thereof. In the case where NNBL has filed but is declining to further prosecute or maintain such NNBL Patent Rights, such notice shall be given at least thirty (30) days prior to the expiration of any official substantive deadline relating to such activities. In any of such circumstances, AZ shall have the right to file, continue to file or prosecute such NNBL Patent Rights outside of the Territory and in such case AZ shall give written notice to NNBL. NNBL shall upon receipt of any such notice from AZ transfer to AZ all its files relating to such NNBL Patent Rights and execute any documents necessary to transfer control of such filing, prosecution and maintenance to AZ. In addition, NNBL shall assign such NNBL Patent Rights outside the Territory to AZ for zero or nominal consideration, whereupon they shall not be part of any license rights granted to or through NNBL hereunder.

9.7	If either Party becomes aware of any actual, threatened or suspected infringement or misuse by a Third Party of any of AZ IPR Package relating to the Product in the Territory, it shall promptly inform the other Party in writing of all available evidence and details available to it concerning said infringement (the “Infringement Notice”). With respect to any actual, threatened or suspected infringement, NNBL shall have the right, but not an obligation, at its own cost and expense to bring, defend or maintain any suit or action, in which case it shall have sole conduct of any claim or proceedings including any counterclaim for invalidity or unenforceability or any declaratory judgment action. AZ shall provide all necessary assistance to NNBL in relation to such proceedings (including being joined as a party to any such proceedings) and NNBL shall on demand by AZ indemnify AZ against reasonable costs of such activity that were approved by NNBL in advance in writing, provided that if AZ elects to be separately represented (which shall be at AZ’s discretion), such separate representation shall be at AZ’s sole cost and expense. NNBL shall retain any award of costs and damages made or settlement sum paid, after recovery by AZ of its actual out-of-pocket costs and expenses. NNBL will not (i) enter into any settlement of or make admission or stipulation in any such proceedings that admits any liability of AZ or materially negatively impacts AZ’s rights hereunder or in AZ IPR Package without AZ’s prior written consent, not to be unreasonably withheld or delayed.

9.8	If under Section 9.7, NNBL fails to take any such proceedings within 90 days of any Infringement Notice, then AZ shall have the right, but not the obligation, upon 20 days prior notice to NNBL at AZ’s expense to bring, defend or maintain any suit or action or to control the conduct thereof against any actual, threatened or suspected infringement. NNBL shall provide all necessary assistance to AZ in relation to such proceedings (including being joined as a party to any such proceedings). In any such action brought by AZ, AZ shall retain any award of costs and damages made or settlement sum paid, after recovery by NNBL of its actual out-of-pocket costs and expenses. AZ will not enter into any settlement of or make admission or stipulation in any such proceedings that admits any liability of NNBL or materially negatively impacts NNBL’s rights hereunder or in AZ IPR Package without NNBL’s prior written consent, not to be unreasonably withheld or delayed.

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9.9	If either Party or its Affiliates receives formal notice from a Third Party that the Development, Manufacture or Commercialization of Product in the Territory under this Agreement infringes or otherwise violates the intellectual property rights of such Third Party in the Territory, then such Party must promptly notify the other Party in writing of this allegation. As soon as reasonably practicable after the receipt of such notice and at all times thereafter, the Parties will meet and consider the appropriate course of action with respect to such allegation of infringement. In any such instance, each Party will at its own cost, expense and liability, have the right to defend any action naming it; however, the Parties will at all times cooperate, share all material notices and filings in a timely manner, provide all reasonable assistance to each other and use good faith efforts mutually to agree upon an appropriate course of action, including, as appropriate, the preparation of material court filings and any discussions concerning a potential defense and/or settlement of any such claim. The rights and obligations in this Section 9.9, will apply even if only one Party defends any such claimed infringement action commenced by a Third Party. Neither Party will enter into any settlement of or make admission or stipulation in any such proceedings that admits any liability of the other Party or materially negatively impacts such other Party’s rights hereunder or in AZ IPR Package without such other Party’s prior written consent, not to be unreasonably withheld or delayed.

9.10	The Parties agree to cooperate in an effort to avoid loss of any of the Patent Rights forming part of AZ IPR Package or NNBL IPR Package including by executing any documents as may be reasonably required. In particular, the Parties shall cooperate with each other in obtaining patent term extension or restoration or supplemental protection certificate (“Patent Term Extensions”) or their equivalents in any country of the Territory. NNBL shall have the sole right and shall use Commercially Reasonable Efforts to seek any available Patent Term Extensions in the Territory.

10	Confidentiality

As of the Effective Date, Section 11 of the Original Agreement shall be amended and replaced by the following provisions:

10.1	Except to the extent expressly authorized by this Agreement or otherwise agreed in writing by the Parties, each Party agrees that, during the Term and for seven (7) years thereafter, it shall, and shall cause its Affiliates, to keep confidential and not publish or otherwise disclose to any Third Party, and not use for any purpose other than as provided for in this Agreement, any Confidential Information of the other Party or any of its Affiliates, provided that each Party and its Affiliates may disclose the Confidential Information of the other Party or its Affiliates to the receiving Party’s and its Affiliates’ officers, directors, employees, agents and advisors who in each case are bound by commercially reasonable obligations of confidentiality with respect to the use and disclosure of such Confidential Information. Notwithstanding the foregoing, Confidential Information of a Party or its Affiliate shall exclude that portion of such information or materials that the receiving Party (or the receiving Party’s Affiliate) can demonstrate by competent written proof:

	a)	was generally available in the public domain at the time it was disclosed to the receiving party or subsequently came into the public domain through no fault of the receiving party; or

	b)	was already known to the receiving Party or its Affiliate, other than under an obligation of confidentiality, at the time of disclosure by the other Party or is subsequently disclosed to the receiving Party or its Affiliate by a Third Party without obligations of confidentiality with respect thereto.

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	c)	is independently discovered or developed by the receiving Party or its Affiliate without the aid, application, or use of Confidential Information.

10.2	For clarity, specific aspects or details of Confidential Information shall not be deemed to be within the public domain or in the possession of the Recipient Party merely because the Confidential Information is embraced by more general information in the public domain or in the possession of the Recipient Party. Further, any combination of Confidential Information shall not be considered in the public domain or in the possession of the Recipient Party merely because individual elements of such Confidential Information are in the public domain or in the possession of the Recipient Party unless the combination is in the public domain or in the possession of the Recipient Party.

10.3	Notwithstanding the above obligations of confidentiality and non-use a Recipient Party may disclose Confidential Information:

	a)	In responding to a valid order of a court of competent jurisdiction or other competent authority; provided that the receiving Party shall, to the extent reasonably practicable under the circumstances, first have given to the disclosing Party notice and a reasonable opportunity to quash the order or obtain a protective order requiring that the Confidential Information be held in confidence or used only for the purpose for which the order was issued; and provided further that if such order is not quashed or a protective order is not obtained, the Confidential Information disclosed shall be limited to the information that is legally required to be disclosed;

	b)	to a Regulatory Authority as reasonably necessary to obtain Regulatory Approval in a particular jurisdiction; and

	c)	In complying with Applicable Law, provided that to the extent such disclosure is required to comply with a Legal Requirement, including to the extent such disclosure is required in publicly filed financial statements or other public statements under rules governing a stock exchange; provided, to the extent possible bearing in mind such Legal Requirements and subject to the next subsequent sentence of this Section (c), such Party shall provide the other Party with a copy of the proposed text of such statements or disclosure five (5) days in advance of the date on which the disclosure is to be made to enable the other Party to review and provide comments, unless a shorter review time is agreed. Each Party agrees that it will obtain its own legal advice with regard to its compliance with Legal Requirements and will not rely on any statements made by the other Party relating to such Legal Requirements;

	d)	(i) to its actual or potential investment bankers; (ii) to existing and potential investors in connection with an offering or placement of securities for purposes of obtaining financing for its business and to actual and prospective lenders for the purpose of obtaining financing for its business; and (iii) to a bona fide potential acquirer or merger partner for the purposes of evaluating entering into a merger or acquisition, provided, however, any such persons must be obligated to substantially the same extent as set forth in Section 10 to hold in confidence and not make use of such Confidential Information for any purpose other than those permitted by this Agreement; and

	e)	to its legal advisers for the purpose of seeking advice.

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10.4	Nothing in this Section 10 restricts either Party from using or disclosing any of its own Confidential Information for any purpose whatsoever, subject always to the rights granted in this Agreement.

10.5	Following execution of this Agreement, each Party may release a separate press release regarding this transaction and the wording of each press release shall be pre-agreed by the other Party. Other than such press releases, save as permitted in Section 10.3 neither Party shall make any public announcement or statement to the public containing Confidential Information without the prior written consent of the other. No such public announcements or statements shall be made without the prior review and consent of the appropriate individual designated for the purpose by the other Party.

Publicity

10.6	The Parties shall each provide the other Party with copies of any publications or meeting abstracts relating to a Product for such other Party’s review and comment at least thirty (30) days prior to submitting such publication to any journal or submitting or presenting it or an abstract thereof at any congress, conference or other public meeting, and each Party agrees to take reasonably into account any comments received from the other Party thereon.

10.7	Following final submission of the publication for the pivotal trial for the Adult Indication, (a) AZ and its Affiliates and Sub-licensees shall refrain from engaging any study investigator, practitioners, opinion leaders, patient advocates and payers in the Territory regarding the Product for any reason, including scientific discourse, without the prior consent of NNBL (such consent not to be unreasonably withheld, delayed or conditioned); and (b) NNBL and its Affiliates and Sub-licensees shall refrain from engaging any study investigator, practitioners, opinion leaders, patient advocates and payers outside the Territory regarding the Product for any reason, including scientific discourse, without the prior consent of AZ (such consent not to be unreasonably withheld, delayed or conditioned).

11	Representations, Warranties and Covenants

As of the Effective Date, Section 12 of the Original Agreement is amended and replaced by the following provisions:

11.1	Mutual Representations and Warranties. Each Party hereby represents, warrants, and covenants (as applicable) to the other Party as of the Effective Date as follows:

	a)	Corporate Existence and Power. It is a company or corporation duly organized, validly existing, and in good standing under the Laws of the jurisdiction in which it is incorporated, and has full corporate power and authority and the legal right to own and operate its property and assets and to carry on its business as it is now being conducted and as contemplated in this Agreement, including the right to grant or receive, as the case may be, the licenses granted and received hereunder.

	b)	Authority and Binding Agreement. It has the corporate power and authority and the legal right to enter into this Agreement and perform its obligations hereunder; it has taken all necessary corporate action on its part required to authorize the execution and delivery of this Agreement and the performance of its obligations hereunder; and this Agreement has been duly executed and delivered on behalf of such Party, and constitutes a legal, valid, and binding obligation of such Party that is enforceable against it in accordance with its terms.

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	c)	No Conflict. It is not a party to and will not enter into any agreement that would prevent it from granting the rights or exclusivity granted or intended to be granted to the other Party under this Agreement or performing its obligations under this Agreement.

	d)	No Debarment. Such Party is not debarred, has not been convicted, and is not subject to debarment or conviction pursuant to Section 306 of the Federal Food, Drug and Cosmetics Act. To such Party’s Knowledge, in the course of the Development of the API or Products, such Party has not used prior to the Effective Date and shall not use, during the Term, any employee, agent or independent contractor who has been debarred by any Regulatory Authority, or, to the best of such Party’s Knowledge, is the subject of debarment proceedings by a Regulatory Authority or has been convicted pursuant to Section 306 of the FD&C Act.

	e)	Anti-Corruption. Such Party, its Affiliates and their respective directors, officers, employees, agents or other persons or entities acting on its behalf (all the foregoing collectively “Representatives”) have conducted and will conduct their businesses as they relate to this Agreement, in compliance with Anti-Bribery Laws. Without limiting the generality of the foregoing, such Party represents and warrants that it has and will have necessary procedures in place to prevent bribery and corrupt conduct by it and its Representatives in connection with the Development, Manufacture and Commercialization of the Product.

11.2	Representations, Warranties and Covenants by AZ. AZ hereby represents, warrants and covenants to NNBL, as of the Effective Date, as follows, except as set forth otherwise in the Disclosure Schedule:

	a)	AZ owns or has a valid right to grant the e joint ownership interest hereunder to the Existing AZ Patent Rights and the AZ Trademarks and AZ has the right to make the assignments and grant the licenses to NNBL as purported to be granted pursuant to this Agreement. Neither AZ nor any of its Affiliates has entered into any agreement granting any right, interest or claim in or to, any AZ Patent Rights or AZ Know-How to any Third Party (other than pursuant to the CMO Contracts included in the Data Room) that would conflict with the licenses to NNBL as purported to be granted pursuant to this Agreement.

	b)	All AZ Patent Rights are listed in Schedule 1. All AZ Patent Rights are subsisting and are not invalid or unenforceable, in whole or in part, are being prosecuted in the patent offices indicated in Schedule 1 in accordance with Applicable Law, and all applicable fees have been paid on or before the Effective Date. AZ Patent Rights represent all Patent Rights within AZ’ or its Affiliates’ ownership or Control that AZ reasonably believes include claims covering the making, using, and composition of matter of the API or the Products, or the Development, Manufacture or Commercialization thereof, all restricted to the Territory, as of the Effective Date. AZ has properly recorded in the relevant U.S. and Canadian patent offices the assignments, or other necessary documents, supporting its legal title to AZ Patent Rights. To AZ’ Knowledge, AZ and its Affiliates have presented, or will present prior to the pertinent patent office deadlines, all relevant references, documents, or information of which it and the inventors are aware to the relevant patent examiner at the pertinent patent office, in connection with the prosecution of the pending patent applications included in AZ Patent Rights.

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c)	There are no claims, judgments, or settlements against, or amounts with respect thereto, owed by AZ or any of its Affiliates relating to the Product Registrations, AZ Patent Rights, or AZ Know-How. No claim or litigation has been brought or threatened in writing by any Person against AZ alleging, and AZ has no Knowledge of any reasonable basis for any such claim or allegation, whether or not asserted, that (i) AZ Patent Rights or AZ Know-How are invalid or unenforceable, or (ii) the Product Registrations, AZ Patent Rights, or AZ Know-How, or the disclosing, copying, making, assigning, or licensing of the Product Registrations, AZ Patent Rights, or AZ Know-How, or the Development, Manufacture, Commercialization or other exploitation of the API or Products as contemplated herein, does or will violate, infringe, misappropriate or otherwise conflict or interfere with, any Patent or other intellectual property or proprietary right of any Third Party.

d)	To AZ’s Knowledge, no Person is infringing or threatening to infringe or misappropriating or threatening to misappropriate AZ Patent Rights, AZ Know-How, or the Product Registrations. To AZ’ Knowledge, there are no activities by Third Parties that would constitute infringement or misappropriation of AZ Technology (in the case of pending claims, evaluating them as if issued).

e)	Each Person who, to AZ’s Knowledge, has or has had any rights in or to any AZ Patent Rights or any AZ Know-How, has assigned and has executed an agreement assigning its entire right, title, and interest in and to such AZ Patent Rights and AZ Know-How to AZ. To AZ’s Knowledge, no current officer, employee, agent, or consultant of AZ or any of its Affiliates is in violation of any term of any assignment or other agreement regarding the protection of Patents or other intellectual property or proprietary information of AZ or such Affiliate or of any employment contract relating to the relationship of any such Person with AZ.

f)	None of the intellectual property rights licensed hereunder by AZ to NNBL and existing as of the Effective Date are owned or Controlled in whole or in part by any Third Party other than the rights under the CMO Contracts included in the Data Room.

g)	With respect to those portions of AZ Know-How the confidentiality of which is material to the Commercialization of Products, such portions of AZ Know-How have been kept confidential or have been disclosed to Third Parties only under terms of confidentiality. To AZ’ Knowledge, no breach of such confidentiality has been committed by any Third Party.

h)	There are no pending, and to AZ’s Knowledge there are no threatened, actions, claims, demands, suits, proceedings, arbitrations, grievances, citations, summonses, subpoenas, inquiries or investigations of any nature, civil, criminal, regulatory or otherwise, in law or in equity, against AZ or any of its Affiliates or, to the Knowledge of AZ, pending or threatened against any Third Party, in each case, relating to the transactions contemplated by this Agreement.

i)	Other than the Exploitation Agreement, AZ has not entered into any agreement with a Third Party pursuant to which AZ may be obligated to pay a royalty or other consideration with respect to sales of a Product, nor is there any agreement that AZ is a party to which conflicts with or restricts in any material manner, the rights assigned or licensed by AZ to NNBL hereunder.

j)	AZ is not, and to AZ’s Knowledge no other party to such agreement is, in breach of any obligations owed under the Exploitation Agreement.

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k)	AZ has provided or made available to NNBL, prior to the Effective Date, true, complete, and correct copies of all material adverse information with respect to the safety and efficacy of the API and Product which is known to AZ.

l)	To AZ’s Knowledge, AZ and its Affiliates and licensees have generated, prepared, maintained, and retained all Product Registrations that are required to be maintained or retained pursuant to and in accordance with applicable Law, and all such information is true, complete and correct and what it purports to be.

m)	AZ and its Affiliates have conducted, and to AZ’s Knowledge, their respective contractors licensees and consultants have conducted, all Development of the API or the Products that they have conducted prior to the Effective Date in accordance with applicable Law. To AZ’s Knowledge, AZ has conducted, and has caused its licensees, contractors and consultants to conduct, any and all pre- clinical and clinical studies related to the API and Products in accordance with Applicable Law. To AZ’s Knowledge, AZ and its Affiliates and licensees have employed (and, with respect to such tests and studies that AZ will perform, will employ) Persons with appropriate education, knowledge and experience to conduct and to oversee the conduct of the PIP.

n)	To AZ’s Knowledge, neither AZ nor any of its Affiliates or licensees, nor any of its or their respective officers, employees, or agents has made an untrue statement of material fact or fraudulent statement to the FDA or any other Regulatory Authority with respect to the Development of the API or the Products, failed to disclose a material fact required to be disclosed to the FDA or any other Regulatory Authority with respect to the Development of the API or the Products, or committed an act, made a statement, or failed to make a statement with respect to the Development of the API or the Products that could reasonably be expected to provide a basis for the FDA to invoke its policy respecting “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities”, set forth in 56 Fed. Reg. 46191 (September 10, 1991) and any amendments thereto or any analogous Laws or policies in the Territory.

o)	The inventions claimed in AZ Patent Rights (i) were not conceived or made in connection with any research activities funded, in whole or in part, by the federal government of the United States or any agency thereof, (ii) are not a “subject invention” as that term is described in 35 U.S.C. Section 201(f), and (iii) are not otherwise subject to the provisions of the Bayh-Dole Act.

11.3	Each Party undertakes to inform the other as soon as it becomes aware that any of the following events are reasonably likely to occur:

	p)	cessation of conducting its business or trading;

	q)	sale of all or any material portion of its assets or business;

	r)	entry of a judgment against such Party in an amount that exceeds US$100,000 or the entry of any declaratory, injunctive or other equitable remedy or court order that would materially impair such Party’s ability to continue to conduct its business or to perform its obligations under this Agreement;

	s)	any attachment (including prejudgment attachment) of any material assets;

	t)	failure to pay any wages to such Party’s employees when due (except to the extent subject to a bona fide dispute);

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	u)	a financial institution which lends money to such Party declaring an event of default by the company under any bank loan or other debt instrument;

	v)	entry by the Party into any restructuring or workout agreement, or similar agreement, relating to any material indebtedness (being debt exceeding US$100,000); or

	w)	loss of any permits, licenses or governmental authorizations that are reasonably necessary in order for the Party to continue to engage in its current business.

11.4	Except as expressly set forth herein, each Party expressly disclaims and excludes any and all representations and warranties, express, implied, statutory or otherwise, including without limitation the warranties of merchantability and fitness for a particular purpose.

11.5	EXCEPT WITH RESPECT TO (1) AMOUNTS OWED TO A THIRD PARTY WHICH AMOUNTS FALL WITHIN THE INDEMNIFICATION OBLIGATIONS OF A PARTY UNDER SECTIONS 12.1 AND 12.2, (2) DAMAGES AVAILABLE FOR A PARTY’S BREACH OF ITS CONFIDENTIALITY OBLIGATIONS HEREUNDER, OR (3) DAMAGES AVAILABLE IN THE CASE OF A PARTY’S FRAUD, GROSS NEGLIGENCE OR INTENTIONAL MISCONDUCT, NEITHER PARTY SHALL BE LIABLE TO THE OTHER FOR ANY SPECIAL, CONSEQUENTIAL, INCIDENTAL, PUNITIVE, OR INDIRECT DAMAGES ARISING FROM OR RELATING TO ANY BREACH OF THIS AGREEMENT OR ANY TORT CLAIMS ARISING HEREUNDER, REGARDLESS OF ANY NOTICE OF THE POSSIBILITY OF SUCH DAMAGES.

11.6	Nothing in this Agreement shall be taken to exclude or limit either Party’s liability to the extent that such liability cannot be excluded or limited in Law, including for death or personal injury, fraud or fraudulent misrepresentation.

12	Indemnity and insurance cover

As of the Effective Date, Section 13 of the Original Agreement shall be amended and replaced by the following provisions:

12.1	Indemnification by NNBL. Subject to Sections 12.3 and 12.4, NNBL shall indemnify, defend and hold AZ, its Affiliates, and their respective directors, officers, employees consultants, contractors, sub-licensees and agents (collectively, the “AZ Indemnitees”) harmless from and against any and all claims, suits, proceedings or causes of action (“Claims”) brought against such AZ Indemnitee, including any damages or other amounts payable with respect to such Claims, as well as any reasonable attorneys’ fees and costs of litigation incurred as to any such Claim until the indemnifying Party has acknowledged that it will provide indemnification hereunder with respect to such Claim as provided below (collectively, “Damages”), in each case to the extent resulting from or based on:

a)	any development work done by NNBL for a Product including any Development, or any sale, use, importation, storage, handling, distribution or offer for sale or sale of Product by NNBL or any of its Affiliates, Sublicensees or licensees, including any Commercialization activities;

b)	NNBL’s breach of this Agreement (including but not limited to the obligations set forth in Section 5.3) or any representation or warranty made by NNBL herein;

c)	the willful misconduct of, or violation of applicable Law by NNBL, its Affiliates, Sublicensees Ll icensees, or their respective employees, contractors or agents in the performance of this Agreement; and/or (d) breach of a contractual or fiduciary obligation owed by NNBL (including without limitation misappropriation of trade secrets).

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d)	infringement or misappropriation with respect to the Development, Manufacture, or Commercialization of the Product in the Territory under NNBL IPR Package or NNBL Trademarks.

and the foregoing indemnity obligation shall not apply to the extent such Claims or Damages result from any matter for which AZ is required to indemnify NNBL.

12.2	Indemnification by AZ. Subject to Sections 12.3 and 12.4, AZ shall indemnify, defend and hold NN, its Affiliates, and their respective directors, officers, employees consultants, contractors, sub-licensees and agents (collectively, the “NNBL Indemnitees”) harmless from and against any and all Third Party Claims brought against such NNBL Indemnitee, including any Damages resulting therefrom, in each case to the extent resulting from or based on:

	a)	any development work done by AZ for a Product, or any sale, use, importation, storage, handling, distribution or offer for sale or sale of Product by AZ or any of its Affiliates or sub-licensees;

	b)	AZ’s breach of this Agreement or any representation or warranty made by AZ therein;

	c)	the willful misconduct of, or violation of applicable Law by, AZ, its Affiliates or sub-licensees, or their respective employees, contractors or agents in the performance of this Agreement;

	d)	breach of a contractual or fiduciary obligation owed by AZ (including without limitation misappropriation of trade secrets); or

	e)	infringement or misappropriation with respect to the Development, Manufacture, or Commercialization of the NDA Product under AZ IPR Package or AZ Trademarks.

and the foregoing indemnity obligation shall not apply to any Damages to the extent such Damages result from any matter for which NNBL is required to indemnify AZ pursuant to Section 12.1(b), (c), or (d).

12.3	Indemnification of Product Liability Claims. Notwithstanding any other provision of this Agreement, this Section 12.3 shall govern the allocation of liability with respect to claims of property injury, bodily injury or death related to Product in the Territory.

	a)	Subject to Section 12.4, AZ shall indemnify and hold NNBL Indemnitees harmless from and against any and all Damages which a NNBL Indemnitee may incur or suffer arising out of any Third Party claim of property damage, bodily injury or death (including negligence, tort, strict liability or otherwise) to the extent caused by (i) any AZ Design Defect or (ii) any sale, use, importation, storage, handling, distribution, offer for sale or sale of Product, or development of a Product conducted by AZ. A “AZ Design Defect” shall be a defect in the design or formulation of the NDA Product as such NDA Product is designed and formulated as set forth in the NDA on the Effective Date.

	b)	Subject to Section 12.4 and except to the extent provided in subsection (a) above, NNBL shall defend, indemnify and hold AZ Indemnitees harmless from and against any and all Damages arising out of any Third Party claims of property damage, bodily injury or death (including negligence, tort, strict liability or otherwise) to the extent caused by (i) any sale, use, importation, storage, handling, distribution, offer for sale or sale of Product, or development of such Product conducted by, NN; or (ii) any NNBL Design Defect. A “NNBL Design Defect” shall be a defect in the design or formulation of the Product designed or formulated by NNBL that differs from the design or formulation of the NDA Product as of the Effective Date.

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12.4	Indemnification Procedures. A Party seeking indemnification under Section 12.1, 12.2 or 12.3 hereof (the “Indemnitee”) shall promptly notify the other Party (the “Indemnitor”) in writing of any claim, lawsuit or other action in respect of which the Indemnitee, its Affiliates, or any of their respective directors, officers, employees and agents intend to claim such indemnification. The Indemnitee shall permit, and shall cause its Affiliates and their respective directors, officers, employees and agents to permit the Indemnitor to have complete control of such defense (except as set forth below) so long as it promptly assumes the defense and prosecutes the defense with appropriate diligence and care. Notwithstanding the foregoing, such Indemnitor shall not have the right to defend or direct the defense of any such claim, lawsuit or other action that (x) is asserted directly by or on behalf of a Third Party that is a supplier or direct customer of the Indemnitee, or (y) seeks an injunction or other equitable relief against the Indemnitee. The Party controlling the defense hereunder (the “Defending Party”) shall have the authority, at its discretion, to settle any such claim, lawsuit or other action only with the prior written consent of the Party who is not controlling the defense (the “Non-Defending Party”), provided, however, that such consent shall not be unreasonably withheld or delayed so long as such settlement does not adversely affect the Non-Defending Party’s rights hereunder or impose any obligations on the Non-Defending Party in addition to those set forth herein. The Defending Party and the Non-Defending Party, and their respective Affiliates, and their respective directors, officers, employees and agents shall cooperate fully with each other and their respective legal representatives in the investigation and defense of any claim, lawsuit or other action covered by this indemnification. The Defending Party shall keep the Non-Defending Party reasonably informed of the progress of the action and shall consider the comments and observations of the Non-Defending Party timely given in the course of the proceedings. If the Indemnitor is the Defending Party, the Indemnitee shall have the right, but not the obligation, to be represented by counsel of its own selection and expense.

Notwithstanding the foregoing, the Indemnitee may be represented by separate counsel at the expense of the Indemnitor if a conflict of interest exists between the interests of the Indemnitor and Indemnitee so that a single counsel representing Indemnitor cannot adequately defend the rights of the Indemnitee.

12.5	Survival of Indemnification Obligations. The provisions of Section 2 shall survive the termination or expiration of this Agreement.

12.6	Each Party shall maintain, at its own cost, the insurance coverages set forth in this Section 12.6; provided, however, NNBL has the right, in its sole discretion, to self-insure in part or in whole for any such coverages:

	a)	commencing as of the Effective Date, and thereafter for the period of time required under Section 12.7, each Party shall obtain and maintain on an ongoing basis, commercial general liability insurance, including contractual liability, in the minimum amount of ten million dollars ($10,000,000) per occurrence, combined single limit for bodily injury and property damage liability, and

	b)	commencing as of the Effective Date, and thereafter for the period of time required under Section 12.7, each Party shall obtain and maintain on an ongoing basis, products liability insurance, including contractual liability, in the minimum amount of ten million dollars ($10,000,000) per occurrence, combined single limit for bodily injury and property damage liability.

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12.7	Except to the extent that NNBL self-insures as authorized under Section 12.6, the following provisions apply:

	a)	All insurance coverages shall be primary insurance with respect to each Party’s own participation under this Agreement, and shall be maintained with an insurance for NNBL or companies having an A.M. Best’s rating (or its equivalent) of A-XII or better.

	b)	Each Party shall be provided additional insured status under the other party’s commercial general liability and products liability insurance policies.

	c)	The insurance policies shall be under an occurrence form, but if only a claims-made form is available to a Party, then in such a case, such Party shall maintain the insurance coverage for at least five (5) years following such Party’s completing performance of its obligations under this Agreement.

	d)	Each Party’s aggregate deductibles under its commercial general liability and products liability and other insurance policies shall be reasonably satisfactory to the other Party, taking into account the deductibles that are prudent and customary with respect to the activities in which it is engaged under this Agreement.

	e)	Each Party’s insurance coverage shall include an option to purchase tail coverage for claims arising during a period covered by such insurance (the policy period) but for which claims are not brought during the policy period, which tail period shall have a duration of at least five (5) years following the end of the policy period. The tail coverage will be purchased if the insurance coverage in place is cancelled or non- renewed.

	f)	Each Party shall provide to the other Party its respective certificates of insurance evidencing the insurance coverages set forth in Section 12.6 Each Party shall provide to the other Party at least thirty (30) days prior written notice of any cancellation, non- renewal or material change in any of the insurance coverages. Each Party shall, upon receipt of written request from the other Party, provide renewal certificates to the other Party for as long as such Party is required to maintain insurance coverages hereunder.

13	Duration and termination of the agreement

As of the Effective Date, Section 14 of the Original Agreement shall be amended and replaced by the following provisions:

13.1	The Agreement shall enter into force and effect on the Effective Date and shall remain in full force and effect country by country of the Territory for the duration of the Term, subject to earlier termination as provided in this Agreement. At the expiry of the Royalty Term in each country of the Territory the licenses granted by the Parties hereunder shall become perpetual, irrevocable, fully paid up and royalty free in such countr

13.2	NNBL shall be entitled to terminate the Agreement:

	a)	effective immediately upon prior written notice to AZ pursuant to Section 7.11(d), if NNBL can demonstrate that there are reasonable good faith grounds to believe there is a safety concern related to the Product, or

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b)	effective immediately upon prior written notice to AZ in case of withdrawal of the Regulatory Approval for the Product in the United States for whatever reason which NNBL reasonably believes will be permanent;

c)	effective upon two hundred and seventy (270) days’ prior written notice to AZ, for any reason or no reason (“Early Termination”); or

d)	pursuant to Section 13.4 below, which relates to a material breach of the Agreement by AZ.

13.3	Either Party (the non-breaching Party) shall have the right to terminate this Agreement upon giving ninety (90) days written notice to the other Party on the occurrence of a material breach by such other Party (the breaching Party) which material breach is incapable of remedy or which, in the case of a breach capable of remedy, shall not have been remedied within such ninety (90) day notice period, provided that the non-breaching Party shall have identified in its notice the breach in reasonable detail. If the breach relates to:

	e)	Canada then AZ shall only have the right to terminate this Agreement in relation Canada; or

	f)	the USA then AZ shall have the right to terminate this Agreement in its entirety.

If the breaching Party in good faith disputes such material breach or disputes the failure to cure or remedy such material breach and provides written notice of that dispute to the non-breaching Party within the above notice period, then the matter will be addressed under the dispute resolution provisions in Section 15 and the non-breaching Party may not terminate this Agreement until it has been determined under Section 15 that the breaching Party is in material breach of this Agreement, and the breaching Party further fails to cure such breach within sixty (60) days after the conclusion of that dispute resolution procedure.

13.4	Rights in Bankruptcy. All rights and licenses granted under or pursuant to this Agreement by either Party are, and shall otherwise be deemed to be, for purposes of section 365(n) of the U.S. Bankruptcy Code, licenses of right to “intellectual property” as defined under Section 101 of the U.S. Bankruptcy Code. The Parties agree that each Party, as licensee of certain rights under this Agreement, shall retain and may fully exercise all of its rights and elections under the U.S. Bankruptcy Code. The Parties further agree that, in the event of the occurrence of a Bankruptcy Event in respect of a Party (such Party, the “Debtor”) under the U.S. Bankruptcy Code, the other Party shall be entitled to a complete duplicate of (or complete access to, as appropriate) any intellectual property licensed to such other Party and all embodiments of such intellectual property, which, if not already in such other Party’s possession, shall be promptly delivered to it:

	a)	upon any such commencement of a bankruptcy proceeding upon such other Party’s written request therefor, unless the Debtor elects to continue to perform all of its obligations under this Agreement; or

	b)	if not delivered following the rejection of this Agreement by the Debtor upon written request therefor by the other Party.

13.5	Expiration of, or termination of this Agreement by NNBL pursuant to Section 13.3, shall result in the following:

	a)	All rights granted by AZ to NNBL in AZ IPR Package and AZ Trademarks under the Agreement shall become fully-paid-up, royalty-free and perpetual.

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	b)	The rights and obligations of the Parties set forth in Section 10 shall continue until the date that is six (6) years after the last to expire Valid Claim of a Patent Right Controlled by either Party shall have expired.

	c)	The obligations with respect to monitoring and exchange of safety information set forth in Section 6.11 shall continue for as long as both Parties are Developing or Commercializing a Product anywhere in the World, with each Party bearing its own costs and expenses with respect thereto.

13.6	Upon Early Termination by NNBL NNBL shall transfer and assign the Joint Ownership Interest from NNBL to AZ. Upon termination of the Agreement by AZ pursuant to Section 13.3 and provided that NNBL does not legally challenge such termination, then NNBL shall transfer and assign the Joint Ownership Interest from NNBL to AZ.

13.7	Termination of this Agreement (i) by NNBL other than pursuant to Section 13.3 or (ii) by AZ pursuant to Section 13.3 shall furthermore result in the following, which, if the termination is in relation to a country, shall only apply in such country:

	a)	Termination of all rights granted by AZ to NNBL under the Agreement and reversion to AZ of such rights. NNBL shall immediately cease all use of and return to AZ the AZ IPR Package and shall cease all Development, Manufacturing and Commercialization activity. All licenses and Sublicense agreements and arrangements shall terminate simultaneously.

	b)	NNBL hereby grants to AZ a non-exclusive, perpetual, sub-licensable, fully paid-up royalty free right and license to use NNBL IPR Package inside such Country for the Development and Commercialization of the Product in such country and for the Manufacture of Products in the Territory. Termination shall have no impact upon AZ’s rights to use NNBL IPR Package outside the Territory.

	c)	NNBL shall promptly transfer to AZ all NNBL Materials, NNBL Know How, Product Registrations and Commercial Information and Documents containing the same (including any of the same in the possession of a Licensee and/or Sub-licensee).

	d)	Commensurate with Legal Requirements, to the extent held by NNBL, it shall as soon as reasonably practicable after termination transfer to AZ or its nominee all right, title and interest in all relevant Product Registrations held by NNBL for the relevant Product(s), and NNBL shall execute all necessary and appropriate letters to the FDA and other Regulatory Authorities in the Territory (if any) to ensure that ownership of the Product Registrations are transferred to AZ (i) for United States Product Registrations, within 15 days of termination, and for Canadian Product Registrations, within 70 days of termination. The date upon which a Product Registration is registered in AZ’s name shall be known as the “Transfer Date”. In the event that such a transfer is not possible under Legal Requirements, NNBL shall use reasonable efforts at AZ’s sole cost and expense to ensure that AZ has the benefit of the relevant Product Registrations and, to this end, consents to any Regulatory Authority in the Territory cross-referencing to the data and information on file with any Regulatory Authority as may be necessary to facilitate the granting of second Product Registrations to AZ in the terminated countries. In such circumstance as soon as the second Product Registrations are given to AZ, AZ will, so far as possible under Legal Requirements, cancel the corresponding first Product Registration. Further from the date of submission of the appropriate letters to the Regulatory Authorities in the Territory (if any) necessary to ensure that ownership of the Product Registrations is given to AZ until the Product Registrations are actually transferred to AZ or second Product Registrations are issued by such Regulatory Authorities, NNBL shall, at AZ’s sole cost and expense:

(i)	submit all necessary filings, correspondence and reports, attend all necessary meetings and otherwise conduct such other activities as are necessary to maintain the Product Registrations;

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(ii)	as soon as practicably possible submit to AZ copies of all filings and correspondence that are submitted to any Regulatory Authority to the extent they relate to all relevant Product(s) in the Territory; and

(iii)	provide AZ with advance written notice of any meetings or telephone calls with any Regulatory Authority in the Territory relating to Product Registrations and allow AZ to participate in all such meetings or telephone calls.

e)	NNBL shall as soon as reasonably practicable notify AZ of the amount of stocks of Product owned by it (title not having passed to a customer) and the precise location of such stocks with corresponding stock numbers, and the amount of such stocks subject to customer orders but not yet delivered. AZ shall have the option (exercisable by written notice to NNBL to be given not more than one (1) month termination), either (i) to inspect and purchase from NNBL a price equal to Cost of Manufacture all of or any part of stocks of the Product held by NNBL which are not subject to orders from customers and are in good and saleable condition or (ii) permit NNBL to sell all or some of such stocks of Products for a period up to and no later than NNBL holds its own Regulatory Approval for Product in the relevant country. All other stocks of Products shall be destroyed by NNBL.

f)	NNBL shall inform AZ of the details of all stocks including batch numbers sold by NNBL, its Affiliates, Licensees or Sub-licensees in the previous six (6) months to distributors or wholesalers and the names and other details of such distributors or wholesalers.

g)	NNBL shall be entitled to invoice and collect and retain payment for Products sold by NNBL prior to termination, and shall be responsible for any payments, rebates, administrative fees or chargebacks (“Commercial Payments”) due to customers (including those payments due under managed care agreements and agreements with health maintenance organization) for Products sold by NNBL, its Affiliates; Licensees and Sub-licensees prior to the termination date and AZ shall be responsible for Commercial Payments to customers for Products sold or dispensed thereafter. In the event that, with respect to Products sold or dispensed during the Calendar Quarter in which the termination date occurs, the Parties cannot determine the date on which such Products were sold, then the Party that has made a Commercial Payment for such Product shall be entitled to obtain reimbursement from the other party on a pro rata basis for such Commercial Payment (with NNBL’s pro rata share constituting the proportion of days in the Calendar Quarter up to and including the termination date, and AZ’s pro rata share constituting the proportion of days in such Quarter following the termination date). Either Party that has made a Commercial Payment, all or a portion of which is the responsibility of the other Party, shall submit a payment request to the other Party, with supporting documentation, and such other Party shall reimburse the requesting Party for the Commercial Payment (or portion thereof) for which it is responsible within thirty (30) days of receipt of such request.

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	h)	NNBL shall be responsible for any rebates due to a governmental entity (“Government Rebates”) applicable to Product sold by NNBL, its Affiliates, Licenses or Sub-licensees prior to the termination date. The Parties acknowledge that the request for such payments is submitted to the National Drug Code holder (or its equivalent outside the USA) of the Product and, as such, NNBL will receive, process and pay Government Rebates on all Product bearing NNBL National Drug Code and shall within 30 days of payment, submit to AZ an invoice for the amounts of any Government Rebates made in relation to Product sold after the termination date. In the event that, with respect to Product sold or dispensed during the Calendar Quarter in which the termination date occurs, the Parties cannot determine the date on which such Product was sold or dispensed, then the Party that has made a Government Rebate for such Product shall be entitled to obtain reimbursement from the other Party on a pro rata basis for such Government Rebate (with NNBL’s pro rata share constituting the proportion of days in the Calendar Quarter up to and including the termination date, and AZ’s pro rata share constituting the proportion of days in such Calendar Quarter following the termination date). Either Party, that has made a Government Rebate, all or a portion of which is the responsibility of the other Party, shall submit a payment request to the other Party, with supporting documentation, and such other Party shall reimburse the requesting Party for the Government Rebate (or portion thereof) for which it is responsible within thirty (30) days of receipt of such request.

	i)	NNBL shall be responsible for returns from any customer in respect of all Product sold by NNBL, its Affiliates, Licensees or Sub-licensees prior to the termination date and AZ shall be responsible for returns in respect of all Product sold or dispensed after the termination date, regardless of when such return occurs. Neither Party shall seek to encourage Product returns or accept Product returns other than in the ordinary course of business save, in each case, with the written consent of the other Party. NNBL shall process all Product returns received by it and shall destroy the returned Product. NNBL shall reimburse AZ (within ten (10) days of request therefor) with respect to any returns of Product sold on or prior to the termination date for all costs and expenses relating to the return, including the actual cost of destruction and related administrative costs and expenses.

	j)	NNBL will transfer to AZ the domain name for the internet website established by NNBL.

	k)	To the extent permitted by applicable Law, for a period not to exceed ninety (90) days, NNBL will reasonably cooperate at AZ’s sole cost and expense as reasonably requested by AZ, in assisting with the smooth transition of the Commercialization of the Product in the Territory from NNBL to AZ

13.8	Termination of the Agreement shall be without prejudice to any rights that shall have accrued to the benefit of either party before such termination, including the right of either party to receive or recover: (i) damages sustained by reason of the breach of the Agreement by the other party, or (ii) any payments for Products which may then be owing under the terms of the Agreement (including any invoice). In addition, the following provisions of this Agreement shall survive termination of this Agreement:

	a)	Section 10 (Confidentiality);

	b)	this Section 13 (Duration and termination of the agreement);

	c)	Section 15 (Governing law and disputes); and

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	d)	any provision of this Agreement necessary for its interpretation or enforcement.

13.9	If:

	e)	a Court pursuant to Section 15 finds that NNBL is obligated to transfer the Product Registrations pursuant to Section 13.8(d) has not done so in a timely manner; or

	f)	if NNBL agrees in any settlement or otherwise that it is obliged to transfer the Product Registrations pursuant to Section 13.8(d),

then AZ shall be entitled to equitable relief pursuant to Section 15 including specific performance of such obligation, without a need to post bond or other surety.

14	Assignment/Succession

As of the Effective Date, Section 15 of the Original Agreement shall be amended and replaced by the following provisions:

14.1	Subject to Section 14.2, this Agreement shall not be assignable nor shall the rights licensed hereunder or the ownership of the Joint Ownership Interest or the NDA (other than pursuant to Section 5.10) be transferable in any way by either Party except by prior written consent of the other Party, not to be unreasonably withheld, conditioned or delayed; provided, however, that:

	a)	either Party may assign this Agreement together with its Joint Ownership Interest in whole or in part to a corporate Affiliate on reasonable prior written notice to the other Party of such assignment on the condition that the assigning Party shall remain liable hereunder for the prompt payment and performance of all obligations of the assignee;

	b)	this Agreement together with a Party’s Joint Onwership Interest or the NDA may be assigned by a Party to a Third Party in connection with a sale or transfer of all or substantially all of such Party’s business or assets to which this Agreement relates or in connection with a merger or consolidation transaction involving such Third Party (for clarity, an assignment of the Agreement must be together with assignment of the Joint Ownership Interest and NDA), provided always that such Third Party gives a written deed of undertaking to the non-affected Party agreeing to abide by all the obligations under this Agreement of the assigning Party.

14.2	The Joint Ownership Interest can only be assigned to a Third Party if and to the extent such Third Party has undertaken in writing vis-à-vis AZ to adhere to the terms of this Agreement, including but not limited to Section 2.4 and any payment obligations.

14.3	If a Bankruptcy Event occurs with respect to NNBL, then:

	a)	NNBL shall not be permitted to assign this Agreement or transfer its rights hereunder; and

	b)	except as specified in Section 14.2, AZ shall not be deemed to have consented to: (i) any assignment by NNBL of this Agreement; or (ii) the transfer of any of NNBL rights contained in this Agreement.

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14.4	This Agreement shall be binding upon, and shall inure to the benefit of, all permitted assigns.

15	Governing law and disputes

As of the Effective Date, Section 16 of the Original Agreement shall be amended and replaced by the following:

This Agreement shall be governed by and construed in accordance with the Laws of Switzerland (Zurich) without regard to its conflicts of laws principles. Any dispute relating to the validity, performance, construction or interpretation of this Agreement which cannot be resolved amicably between the Parties shall be submitted to final and binding arbitration in accordance with the Rules of the International Chamber of Commerce. The decision of the arbitrators shall be final and binding upon the Parties and enforceable in any court of competent jurisdiction. Place of arbitration is Zurich, Switzerland The number of arbitrators is three. The language of the arbitration proceeding is English.

16	Miscellaneous

As of the Effective Date, Section 17 of the Original Agreement shall be amended and replaced by the following provisions:

16.1	Force Majeure

Neither Party shall be responsible for any delay or failure to perform its obligations under the Agreement or shall be liable to the other for loss or damages for any default or delay caused by conditions beyond its reasonable control, including but not limited to acts of God, pandemic, governmental restrictions, declared or not declared wars or insurrections, strikes, terrorism, floods or work stoppages. If either of the Parties is so affected it shall give prompt written notice of such cause to the other Party. The Party giving such notice shall thereupon be excused from such of its obligations under the Agreement as it is thereby disabled from performing for so long as it is so disabled.

16.2	Notices

a)	Any notice (which term shall in this Section 16.2 include any other formal written communication) required to be given under this Agreement or in connection with the matters contemplated by it shall, except where otherwise specifically provided, be in writing in the English language.

b)	Any such notice shall be addressed as provided in Section 16.2(a) and may be:

	(i)	delivered by hand (which shall include by courier), in which case it shall be deemed to have been given upon delivery at the relevant address if it is delivered not later than 17.00 hours on a Business Day, or, if it is delivered later than 17.00 hours on a Business Day or at any time on a day which is not a Business Day, at 08.00 hours on the next Business Day; or

	(ii)	sent by electronic mail, in which case it shall be deemed to be given when the E-mail leaves the E-mail gateway of the sender where it leaves such gateway before 17.00 hours on any Business Day or in any other case at 08.00 hours on the next Business Day after it leaves such gateway and the onus shall be on the sender to prove the time that the E-mail left its gateway.

c)	The addresses and other details of the Parties for notices are, subject to Section 16.2(d):

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If to AZ, addressed to:

Attention: (President & Chief Executive Officer

Address: Æterna Zentaris, Weismüllerstrasse 50, 60314 Frankfurt am Main Germany; E-mail address: [redacted]

If to NNBL, addressed to: Attention: General Manager

Address: Riverside One, Sir John Rogerson’s Quay, Dublin 2, D02 X576. E-mail address: [redacted] With a copy to: General Counsel

Any Party to this Agreement may notify the other Party of any change to the address or any of the other details specified in Section 16.2(c), provided that such notification shall only be effective on the date specified in such notice or two Business Days after the notice is given, whichever is later.

16.3	In proving service of any notice in accordance with Section 16.2, it shall be sufficient to prove that the envelope containing the notice was properly addressed and delivered by hand to the relevant address or that the e-mail was sent to the correct e-mail address, as the case may be

16.4	No Other Rights

Except as otherwise expressly provided in the Agreement, no other right, express or implied, is granted by the Agreement.

16.5	Further Actions

Each party agrees to execute, acknowledge and deliver such further instruments, and to do all such other reasonable acts, as may be necessary or appropriate in order to carry out the purposes and intent of the Agreement.

16.6	Amendment

No amendment, modification or supplement of any provision of the Agreement shall be valid or effective unless made in writing and signed by a duly authorized officer or director of each party.

16.7	Waiver

No provision of the Agreement shall be waived by any act, omission or knowledge of any party or its agents or employees except by an instrument in writing expressly waiving such provision and signed by a duly authorized officer or director of the waiving party. The waiver by either Party of a breach or a default of any provision of this Agreement by the other Party shall not be construed as a waiver of any succeeding breach of the same or any other provision, nor shall any delay or omission on the part of either Party to exercise or avail itself of any right, power or privilege that it has or may have hereunder operate as a waiver of any right, power or privilege by such Party.

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16.8	Counterparts

The Agreement may be executed in any number of counterparts, each of which need not contain the signature of more than one party but all such counterparts taken together shall constitute one and the same agreement. A signed Agreement received by a partyhereto via facsimile will be deemed an original, and binding upon the party who signed it. Facsimile signatures or signatures sent by email attachment or telecopy shall be valid and binding to the same extent as original signatures. This agreement shall not be effective until each party has executed at least one counterpart.

16.9	Severability

Whenever possible, each provision of the Agreement shall be interpreted in such manner as to be effective and valid under applicable Law, but if any provision of the Agreement is held to be prohibited by or invalid under applicable Law, such provision shall be ineffective only to the extent of such prohibition or invalidity, without invalidating the remainder of the Agreement.

16.10	Independent Contractors

The relationship between AZ and NNBL created by the Agreement is one of independent contractors and neither party shall have the power or authority to bind or obligate the other. There is no employee-employer relationship or partnership relationship between AZ and NNBL or any of its representatives.

16.11	Local Law Requirements

Except as otherwise specifically provided herein, each party shall at their own expense in their respective countries, take such steps as may be required to satisfy any Laws or requirements with respect to declaring, filing, recording or otherwise rendering the Agreement valid.

16.12	Expenses

Each party shall bear its own expenses and costs incurred in the negotiations leading up to and in preparation of the Agreement and of matters incidental to the Agreement.

16.13	Entire Agreement of the Parties

The Agreement (including the Schedules) shall constitute and contain the complete, final and exclusive understanding and agreement of the parties and cancels and supersedes any and all prior negotiations, correspondence, understanding and agreements, whether oral or written, between AZ and NNBL respecting the subject matter thereof.

16.14	Exclusion

The Parties exclude the application of any international statutes on the sales of goods, including the United Nations Convention on International Contracts for the Sales of Goods.

16.15	Language

The English version of the Agreement shall be deemed the official and governing instrument, notwithstanding any translations thereof.

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Execution

Intending to be legally bound, the parties have caused the Agreement to be executed by their duly authorized officers or directors as of the Effective Date.

Aeterna Zentaris GmbH

By:
Name:	Klaus Paulini
Title:	Managing Director

Aeterna Zentaris GmbH

By:
Name:	Klaus Paulini
Title:	Managing Director

Novo Nordisk Biopharm Limited

By:
Name:
Title:

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Disclosure Schedule to

AZ Patent Rights

The following papers identified by NNBL:

(1) EP1572: A novel peptide-mimetic GH secretagogue with potent and selective GH-releasing activity in man by Broglio et al

(2) Targeting the Ghrelin Receptor

Orally Active GHS and Cortistatin Analogs

Romano Deghenghi et al, Endocrine, vol. 22, no. 1, 13–18, October 2003

(3) GH-releasing hormone and GH-releasing peptide-6 for diagnostic testing in GH-deficient adults by Vera Popovic et al; Lancet 2000; 356: 1137.42

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Schedule 1

AZ Patent Rights

Title:	“Growth Hormone Secretagogues”
Owner:	Aeterna Zentaris GmbH
Internal No.:	99/25 PH

Internal No	Country	Application No	Application Date	Patent No	Granted Date	Expiry Date
US 99/25 PH/2	USA	09/880,498	13.06.2001	US 6,861,409 B2	01.03.2005	01.08.2022
US 99/25 PH/3	USA	10/837,620	04.05.2004	US 7,297,681 B2	20.11.2007	01.08.2022
CA-PCT 99/25 PH	Canada	2,407,659	13.06.2001	2,407,659	09.11.2010	13.06.2021

Title:	“Methods and kits to diagnose Growth Hormone Deficiency”
Owner:	Aeterna Zentaris GmbH
Internal No.:	06/05 Z

Internal No	Country	Application No	Application Date	Patent No	Granted Date	Expiry Date
US-PCT 06/05 Z	USA	12/279,805	19.02.2007	US 8,192,719 B2	05.06.2012	12.10.2027

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Title:	“Method of Assessing Growth Hormone Deficiency Comprising Oral Administration of a Macimorelin Containing Composition and Collecting One or Two Post-administration Samples”
Owner:	Aeterna Zentaris GmbH
Internal No.:	17/01 Z

Prio-Anmeldung	Country	Application No	Application Date	Patent No	Granted Date	Expiry Date
US-Prio 17/01 Z	USA	62/609,059	21.12.2017	10,288,629	14.05.2019	30.05.2038

Title:	“Use of Macimorelin in Assessing Growth Hormone Deficiency in Children”

Owner:	Aeterna Zentaris GmbH

Internal No.:	20/01Z

Internal No	Country	Application No	Application Date	Patent No	Granted Date	Expiry Date
20/01Z	USA	US 63/054,889	29.07.2020	n.a.	n.a.	n.a.

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Schedule 2 Development Plan

[REDACTED]

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Schedule 3

PCT Budget incl. FTE rates

[REDACTED]